SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 06/30/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04
4 - NIRE (Corporate Registry ID) 33-3.00011595

01.02 - HEAD OFFICE

1– ADDRESS R. SÃO JOSÉ, 20/ GR. 1602 – PARTE			2 – DISTRICT CENTRO
3 – ZIP CODE 22010-020	4 – CITY RIO DE JANEIRO			5 – STATE RJ
6 – AREA CODE 21	7 – TELEPHONE 2215-4901	8 – TELEPHONE -	9– TELEPHONE -	10– TELEX
11 – AREA CODE 21	12 – FAX 2215-7140	13 – FAX -	14 – FAX -
15 – E-MAIL invrel@csn.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1– NAME BENJAMIN STEINBRUCH
2 – ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 – DISTRICT ITAIM BIBI
4 – ZIP CODE 04538-132	5 – CITY SÃO PAULO			6– STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3049-7100	9 – TELEPHONE -	10 – TELEPHONE -	11 – TELEX
12 – AREA CODE 011	13 – FAX 3049-7558	14 – FAX 3049-7519	15 – FAX -
16 – E-MAIL invrel@csn.com.br

01.04 - REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2006	12/31/2006	2	04/01/2006	06/30/2006	1	01/01/2006	03/31/2006
09 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11. TECHNICIAN IN CHARGE JOSÉ CARLOS MONTEIRO					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 443.201.918-20

01.05 - CAPITAL STOCK

NUMBER OF SHARES (in thousands)	1 – CURRENT QUARTER 06/30/2006	2 – PREVIOUS QUARTER 03/31/2006	3 – SAME QUARTER, PREVIOUS YEAR 06/30/2005
Paid-up Capital
1 – Common	272,068	272,068	286,917
2 – Preferred	0	0	0
3 – Total	272,068	272,068	286,917
Treasury Stock
4 – Common	14,655	14,655	16,759
5 – Preferred	0	0	0
6 – Total	14,655	14,655	16,759

01.06 - COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 – STATUS Operational
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 1060 - Metallurgy and Steel Industry
5 – MAIN ACTIVITY MANUFACTURING, TRANSF. AND TRADING OF STEEL PRODUCTS
6 – CONSOLIDATION TYPE Total
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer´s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AG0/E	06/23/2006	Dividend	06/30/2006	Common	1.6121900000
02	AGO/E	04/28/2006	Interest on Own Capital	05/08/2006	Common	1.0077300000
03	AGO/E	04/28/2006	Dividend	05/08/2006	Common	0.4967400000
04	RCA	08/03/2006	Dividend	08/10/2006	Common	1.2936380000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE 05/10/2006	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of reais)

1-Code	2- Description	3- 06/30/2006	4- 03/31/2006
1	Total Assets	24,667,334	22,993,636
1.01	Current Assets	5,603,694	4,174,905
1.01.01	Cash and Cash Equivalents	43,378	34,251
1.01.02	Credits	935,404	1,595,851
1.01.02.01	Domestic Market	597,337	699,458
1.01.02.02	Foreign Market	418,556	969,875
1.01.02.03	Allowance for Doubtful Accounts	(80,489)	(73,482)
1.01.03	Inventories	1,625,502	1,351,568
1.01.04	Other	2,999,410	1,193,235
1.01.04.01	Marketable Securities	1,528,252	125,387
1.01.04.02	Income Tax and Social Contribution Recoverable	26,726	26,797
1.01.04.03	Deferred Income Tax	247,175	351,989
1.01.04.04	Deferred Social Contribution	54,796	78,337
1.01.04.05	Proposed Dividends Receivable	49,277	143,899
1.01.04.06	Prepaid Expenses	63,080	22,572
1.01.04.07	Required Insurance	636,226	176,616
1.01.04.08	Other	393,878	267,638
1.02	Long-Term Assets	1,350,912	1,409,082
1.02.01	Sundry Credits	29,575	31,584
1.02.01.01	Loans ELETROBRÁS	29,575	31,584
1.02.02	Credits with Related Parties	220,918	238,227
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	220,918	238,227
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	1,100,419	1,139,271
1.02.03.01	Deferred Income Tax	362,738	442,928
1.02.03.02	Deferred Social Contribution	94,323	90,561
1.02.03.03	Judicial Deposits	341,036	301,355
1.02.03.04	Marketable Securities Receivable	41,574	69,297
1.02.03.05	Marketable Securities	125,660	125,673
1.02.03.06	PIS/PASEP Recoverable	28,308	27,838
1.02.03.07	Prepaid Expenses	34,885	34,390
1.02.03.08	Other	71,895	47,229
1.03	Permanent Assets	17,712,728	17,409,649
1.03.01	Investments	5,400,580	5,195,432
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	5,400,580	5,195,432
1.03.01.03	Other Investments	0	0
1.03.02	Property, Plant and Equipment	12,139,383	12,033,378
1.03.02.01	In Operation, Net	11,304,057	11,415,085
1.03.02.02	In Construction	691,331	474,319
1.03.02.03	Land	143,995	143,974
1.03.03	Deferred Charges	172,765	180,839

02.02 - BALANCE SHEET - LIABILITIES (in thousands of reais)

1-Code	2- Description	3- 06/30/2006	4- 03/31/2006
2	Total Liabilities	24,667,334	22,993,636
2.01	Current Liabilities	6,016,224	4,215,987
2.01.01	Loans and Financing	2,778,807	885,178
2.01.02	Debentures	715,456	697,573
2.01.03	Suppliers	1,086,213	909,724
2.01.04	Taxes, Charges and Contributions	531,565	468,140
2.01.04.01	Salaries and Social Contributions	67,468	55,494
2.01.04.02	Taxes Payable	280,055	240,409
2.01.04.03	Deferred Income Tax	135,325	126,645
2.01.04.04	Deferred Social Contribution	48,717	45,592
2.01.05	Dividends Payable	92,342	431,179
2.01.06	Provisions	38,990	39,431
2.01.06.01	Contingencies	38,990	39,431
2.01.07	Debt with Related Parties	0	0
2.01.08	Other	772,851	784,762
2.01.08.01	Accounts Payable - Subsidiaries	661,003	663,075
2.01.08.02	Other	111,848	121,687
2.02	Long-Term Liabilities	11,968,959	12,027,337
2.02.01	Loans and Financing	5,312,903	5,995,154
2.02.02	Debentures	890,196	288,169
2.02.03	Provisions	5,244,600	5,249,838
2.02.03.01	Contingencies	3,452,621	3,459,989
2.02.03.02	Judicial Deposits	(309,453)	(343,409)
2.02.03.03	Deferred Income Tax	1,545,171	1,568,572
2.02.03.04	Deferred Social Contribution	556,261	564,686
2.02.04	Debt with Related Parties	0	0
2.02.05	Other	521,260	494,176
2.02.05.01	Allowance for Losses in Investments	94,273	83,309
2.02.05.02	Accounts Payable - Subsidiaries	94,278	93,173
2.02.05.03	Provision for Pension Fund	255,715	239,612
2.02.05.04	Other	76,994	78,082
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	6,682,151	6,750,312
2.05.01	Paid-In Capital Stock	1,680,947	1,680,947
2.05.02	Capital Reserve	23,248	0
2.05.03	Revaluation Reserve	4,398,642	4,460,422
2.05.03.01	Own Assets	4,398,289	4,460,069
2.05.03.02	Subsidiaries/Affiliates	353	353
2.05.04	Profit Reserve	297,079	297,079
2.05.04.01	Legal	336,189	336,189
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Income Retention	0	0
2.05.04.06	Special For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserve	(39,110)	(39,110)
2.05.04.07.01	From Investments	637,611	637,611
2.05.04.07.02	Treasury Shares	(676,721)	(676,721)

02.02 - BALANCE SHEET - LIABILITIES (in thousands of reais)

2.05.05	Retained Earnings/Accumulated Loss	282,235	311,864

03.01 – STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 04/01/2006 to 06/30/2006	4- 01/01/2006 to 06/30/2006	5- 04/01/2005 to 06/30/2005	6- 01/01/2005 to 06/30/2005
3.01	Gross Revenue from Sales and/or Services	1,801,541	3,673,720	2,670,162	5,810,860
3.02	Gross Revenue Deductions	(405,611)	(773,103)	(545,153)	(1,203,753)
3.03	Net Revenue from Sales and/or Services	1,395,930	2,900,617	2,125,009	4,607,107
3.04	Cost of Goods and/or Services Sold	(1,157,006)	(2,160,246)	(1,153,460)	(2,363,015)
3.04.01	Depreciation, Depletion and Amortization	(186,173)	(391,283)	(184,636)	(382,358)
3.04.02	Other	(970,833)	(1,768,963)	(968,824)	(1,980,657)
3.05	Gross Profit	238,924	740,371	971,549	2,244,092
3.06	Operating Income/Expenses	201,354	146,153	(412,628)	(655,648)
3.06.01	Selling	(62,182)	(128,012)	(51,671)	(130,642)
3.06.01.01	Depreciation and Amortization	(2,500)	(4,668)	(2,185)	(4,268)
3.06.01.02	Other	(59,682)	(123,344)	(49,486)	(126,374)
3.06.02	General and Administrative	(65,322)	(117,273)	(58,083)	(107,917)
3.06.02.01	Depreciation and Amortization	(3,591)	(7,192)	(3,740)	(8,264)
3.06.02.02	Other	(61,731)	(110,081)	(54,343)	(99,653)
3.06.03	Financial	(130,820)	(281,253)	477,217	150,703
3.06.03.01	Financial Income	(11,477)	(352,068)	(256,180)	(254,791)
3.06.03.02	Financial Expenses	(119,343)	70,815	733,397	405,494
3.06.03.02.01	Net Foreign Exchange and Monetary Variation	21,173	482,750	987,565	923,393
3.06.03.02.02	Financial Expenses	(140,516)	(411,935)	(254,168)	(517,899)
3.06.04	Other Operating Income	498,182	685,812	3,434	5,030
3.06.05	Other Operating Expenses	(63,877)	(121,442)	(22,919)	(57,307)
3.06.06	Equity pick-up	25,373	108,321	(760,606)	(515,515)
3.07	Operating Income	440,278	886,524	558,921	1,588,444
3.08	Non-Operating Income	(130)	(26)	(5,563)	(6,483)

03.01 - STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 04/01/2006 to 06/30/2006	4- 01/01/2006 to 06/30/2006	5- 04/01/2005 to 06/30/2005	6- 01/01/2005 to 06/30/2005
3.08.01	Income	7,278	7,279	0	2
3.08.02	Expenses	(7,408)	(7,305)	(5,563)	(6,485)
3.09	Income before Taxes/Participations	440,148	886,498	553,358	1,581,961
3.10	Provision for Income Tax and Social Contribution	114,903	(49,029)	(433,781)	(682,560)
3.11	Deferred Income Tax	(184,762)	(169,152)	185,906	154,805
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Income/ Loss for the Period	370,289	668,317	305,483	1,054,206
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	257,413	257,413	270,158	270,158
	EARNINGS PER SHARE	1.43850	2.59628	1.13076	3.90218
	LOSS PER SHARE

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 06/30/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of reais, except when otherwise indicated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional (“CSN”) is engaged in the production of flat steel products, its main industrial complex being the Presidente Vargas Steelworks located in the City of Volta Redonda, State of Rio de Janeiro.

CSN is engaged in the mining of iron ore, limestone and dolomite, in the State of Minas Gerais and tin in the State of Rondônia to cater for the needs of the Presidente Vargas Steelworks, and it maintains strategic investments in railroad, electricity and ports, to optimize its activities.

For the purpose of establishing a closer approach to its customers and winning additional markets on a global level, CSN has a steel distributor with service and distribution centers extending from the Northeast to the South of Brazil, a two-piece steel can plant geared to the Northeastern beverage industry, a metal package plant with branches in the South and Southeast areas of Brazil, a galvanized steel plant supplying an automaker in Porto Real, in the State of Rio de Janeiro, and another in Araucária, in Paraná, to supply home appliances, in addition to a rolling mill in the United States and a 50% stake in another rolling mill in Portugal.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

In compliance with the configuration of the form of the Quarterly Information, the Statements of Changes in Financial Position and of Cash Flows of the parent company and consolidated are presented in the item “Other information considered material by the Company”. Some information of the first quarter were reclassified for comparison purposes with the data of the current quarter, to comply with the CVM Resolution 489/05.

3. SIGNIFICANT ACCOUNTING PRACTICES

The Financial Statements were prepared in conformity with the accounting practices adopted in Brazil, as well as with the accounting standards and pronouncements established by the Brazilian Securities Commission.

(a) Statement of Income

The results of operations are determined on an accrual basis.

(b) Marketable securities

The investment funds have daily liquidity and have their assets valued at market as per instructions of the Central Bank of Brazil and CVM, since the Company considers these investments as securities retained for trading.

Fixed income securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value, and investments overseas have a daily remuneration.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at their average cost of acquisition or production and on-going imports are recorded at their cost of acquisition, provided that they do not exceed their market or realization values.

(e) Other current and long-term assets

Other current and long-term assets are presented at their realization value, including, when applicable, income earned to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries and jointly owned subsidiary companies are recorded by the equity accounting method, adjusted for any amortizable goodwill, if applicable. Other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the parent company is presented at market or replacement values, based on appraisal reports conducted by independent expert appraisal firms, as permitted by Deliberation #288 issued by the Brazilian Securities Commission on December 3, 1998. Depreciation is computed by the straight-line method, based on the remaining economic useful lives of the assets after revaluation. Depletion of the iron mine – Casa de Pedra is calculated on the basis of the quantity of iron ore extracted, and interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years, with the amortization applied on a straight-line basis based on the period foreseen for the economic return on the above projects.

(i) Current and long-term liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred up to the balance sheet date.

(j) Employees’ benefit

In accordance with Deliberation #371, issued by the Brazilian Securities Commission, on

December 13, 2000, the Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with the above-mentioned reported deliberation and based on studies by independent actuaries.

(k) Income Tax and Social Contribution

Income tax and social contribution on net income are calculated based on their effective tax rates and consider the tax loss carryforward and negative basis of social contribution limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences.

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the operations’ net results, which are booked monthly in line with the contractual conditions.

Exchange options are adjusted monthly to market value whenever the position shows a loss. These losses are recognized as Company’s liability with the corresponding entry in the financial results. Options traded through exclusive funds are adjusted to market and futures contracts have their positions adjusted to market daily by the Futures and Commodities Exchange (“BM&F”) with recognition of gains and losses directly in results.

(m) Treasury Shares

As established by CVM Instruction 10/80, treasury shares were recorded at acquisition cost.

(n) Estimates

Pursuant to the accounting practices followed in Brazil, the preparation of the Financial Statements requires the Company’s Management to make estimates and assumptions related to the assets and liabilities reported, the disclosure of contingent assets and liabilities on the balance sheet date and the amount of income and expenses during the year. The end results may differ from these estimates.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements for the quarters ended on June 30, 2006 and March 31, 2006 include the following direct and indirect subsidiaries and jointly-owned subsidiaries:

		Participation in the capital
	Currency of Origin	stock (%)

Companies		6/30/2006	3/31/2006	Main activities

Direct participation: fully consolidated
CSN Energy	US$	100.00	100.00	Equity interest
CSN Export	US$	100.00	100.00	Financial operations and trading
CSN Islands VII	US$	100.00	100.00	Financial operations
CSN Islands VIII	US$	100.00	100.00	Financial operations
CSN Islands IX	US$	100.00	100.00	Financial operations
CSN Islands X	US$	100.00	100.00	Financial operations
CSN Overseas	US$	100.00	100.00	Financial operations
CSN Panama	US$	100.00	100.00	Equity interest
CSN Steel	US$	100.00	100.00	Equity interest
CSN I	R$	100.00	100.00	Equity interest
Estanho de Rondônia - ERSA	R$	100.00	100.00	Mining
Cia. Metalic Nordeste	R$	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel products service center
CSN Cimentos	R$	99.99	99.99	Cement production
Inal Nordeste	R$	99.99	99.99	Steel products service center
CSN Energia	R$	99.90	99.90	Trading of electricity
Sepetiba Tecon	R$	20.00	20.00	Maritime port services
GalvaSud	R$	15.29	15.29	Steel industry

Direct participation: proportionally consolidated
Companhia Ferroviária do Nordeste (CFN)	R$	49.99	49.99	Railroad transportation
Itá Energética	R$	48.75	48.75	Electricity Generation
MRS Logística	R$	32.93	32.93	Railroad transportation

Indirect participation: fully consolidated
CSN Aceros	US$	100.00	100.00	Equity interest
CSN Cayman	US$	100.00	100.00	Financial operations and trading
CSN Iron	US$	100.00	100.00	Financial operations
CSN LLC	US$	100.00	100.00	Steel industry
CSN LLC Holding	US$	100.00	100.00	Equity interest
CSN LLC Partner	US$	100.00	100.00	Equity interest
Energy I	US$	100.00	100.00	Equity interest
Tangua	US$	100.00	100.00	Equity interest
Jaycee	EUR	100.00	100.00	Financial operations and equity interest
Cinnabar	EUR	100.00	100.00	Financial operations and equity interest
Cia Metalúrgica Prada	R$	100.00		Package production
GalvaSud	R$	84.71	84.71	Steel industry
Sepetiba Tecon	R$	80.00	80.00	Maritime port services

Indirect participation: proportionally consolidated
Lusosider	EUR	50.00	50.00	Steel industry

The Financial Statements prepared in US dollars and in Euros were translated at the exchange rate in effect on June 30, 2006 – R$/US$2.1643 (R$/US$2.1724 on March 31, 2006) and EUR/US$1.2790 (EUR/US$1.2119 on March 31, 2006).

The gains and losses from this translation were accounted for in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated entity. These financial statements were prepared applying the same accounting principles as those applied by the parent company.

In the preparation of the consolidated financial statements, the consolidated intercompany balances were eliminated, such as intercompany investments, equity accounting, asset and liability balances, revenues and expenses and unrealized profits resulting from operations among these companies.

Pursuant to the CVM Instruction #408/04 the Company consolidates the financial statements of the exclusive investment funds.

The reference date for the subsidiaries and jointly-owned subsidiaries financial statements coincides with that of the parent company.

The reconciliation between shareholders’ equity and net income for the period of the parent company and consolidated is as follows:

	Shareholders' equity		Net income for the half

	6/30/2006	3/31/2006	6/30/2006	6/30/2005

Parent company	6,682,151	6,750,312	668,317	1,054,206
Income elimination in inventories	(18,098)	(28,775)	81,566	81,828

Consolidated	6,664,052	6,721,537	749,882	1,136,034

5. RELATED PARTIES TRANSACTIONS

a) Assets

Companies	Accounts receivable	Marketable securities	Mutual	Debentures	Dividends receivable	Advance for future capital increase	Advance to suppliers	Total

CSN Cayman	11,265							11,265
CSN Export	321,656							321,656
CSN LLC	16,513							16,513
Jaycee	115,963							115,963
Sepetiba Tecon	423			36,000		62,785	3	99,211
Cia. Metalic Nordeste	1,373							1,373
INAL Nordeste	7,714							7,714
CFN	26		80,768			24,746		105,540
GalvaSud	3,769							3,769
INAL	50,623				13,547			64,170
MRS Logística	110				32,755			32,865
Exclusive Funds		607,160						607,160
Cia. Metalúrgica Prada	57,452							57,452
CSN Cimentos			13,815			8,076		21,891
Other (*)	59				2,975		973	4,007

6/30/2006	586,946	607,160	94,583	36,000	49,277	95,607	976	1,470,549

3/31/2006	1,140,567	70,657	84,915	36,000	143,899	122,797	4,415	1,603,250

(*) OTHER: CBS Previdência, CSN I, ERSA and CSN Energia.

b) Liabilities

	Loans and financing				Derivatives	Accounts payable	Suppliers

Companies	Prepayment	Fixed Rate Notes (2)	Loans investees	Intercompany Bonds(2)	Swap	Mutual(1) / current accounts	Investees’ Inventory	Other	Total

CSN Export	1,199,281					11,498			1,210,779
CSN Iron				1,308,125					1,308,125
Cinnabar	403,109		68,367			42,842			514,318
Jaycee			22,032			369,060			391,092
CSN Islands VII		613,937			926				614,863
CSN Islands VIII		1,120,644			74,880	1,988			1,197,512
CSN Steel	1,328,114	687,534				284,180			2,299,828
GalvaSud								6,630	6,630
INAL							2,573	37	2,610
INAL Nordeste							11,902		11,902
CSN Energia						22,352			22,352
CBS Previdência								255,715	255,715
Sepetiba Tecon								4,549	4,549
Other (*)								201	201

6/30/2006	2,930,504	2,422,115	90,399	1,308,125	75,806	731,920	14,475	267,132	7,840,476

3/31/2006	2,473,578	2,363,538	88,499	1,342,756	23,016	732,887	16,962	252,597	7,293,833

These operations were carried out under conditions considered by the Company’s management as normal market terms and/or effective legislation for similar cases, being the main ones highlighted below:

(1) Information referring to loan agreements with related parties.
      Jaycee (part): annual Libor + 3% p.a. with indeterminate maturity.
      Jaycee (part): Libor + 2.5% p.a. with maturity on 9/15/2011.
      Cinnabar (part): semiannual Libor + 3% p.a. with indeterminate maturity and IGPM + 6% p.a. with indeterminate maturity.
      CSN Export: Euribor + 0.5% p.a. with indeterminate maturity.

(2) Contracts in US$ - CSN Iron: interest of 9.125% p.a. with maturity on 6/1/2007.
      Contracts in Yen - CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity on 9/12/2008.
                                   CSN Islands VIII: interest of 5.65% p.a. with maturity on 12/15/2013.
                                   CSN Steel: interest of 1.5% p.a. with maturity on 7/13/2010.

(*) OTHER: CFN, MRS Logística and Metalic.

c) Results

Companies	Income			Expenses

	Products and services	Interest and monetary and exchange variation	Total	Products and services	Interest and monetary and exchange variation	Other	Total

CSN Cayman		(1,516)	(1,516)
CSN Export	507,772	(46,538)	461,234	499,243	(65,489)		433,754
CSN Iron					(43,800)		(43,800)
Cinnabar		905	905		(12,800)		(12,800)
Jaycee					(34,723)		(34,723)
CSN LLC				4,748			4,748
Cia. Metalúrgica Prada	19,951		19,951
CSN Islands VII		9,972	9,972		(6,981)		(6,981)
CSN Islands VIII		16,329	16,329		(20,174)		(20,174)
CSN Panama		293	293
CSN Steel					(112,094)		(112,094)
Itá Energética				42,683			42,683
GalvaSud	86,625		86,625	106,680			106,680
INAL	309,241		309,241	180,454			180,454
INAL Nordeste	25,670		25,670	15,927			15,927
Cia. Metalic Nordeste	9,222		9,222	9,041			9,041
MRS Logística	86		86	56,160			56,160
Exclusive Funds		(417,207)	(417,207)
ERSA				12,859			12,859
CBS Previdência						66,381	66,381
Sepetiba Tecon				11,733			11,733
Fundação CSN				2,233			2,233

6/30/2006	958,567	(437,762)	520,805	941,761	(296,061)	66,381	712,081

6/30/2005	1,510,224	(441,939)	1,068,285	1,103,873	(786,982)	45,950	362,841

Purchase trade transactions, sale of products and inputs and contracting of services with subsidiaries are performed under usual conditions applicable to non-related parties.

6. MARKETABLE SECURITIES

	Consolidated		Parent Company

	6/30/2006	3/31/2006	6/30/2006	3/31/2006

Short term
Financial investment fund			607,160	70,657
Brazilian government securities	945,046	465,804
Investments abroad	2,086,931	2,059,266	877,516	12,538
Fixed income investments	456,044	348,702	43,576	42,192

	3,488,021	2,873,772	1,528,252	125,387
Derivatives	554,214	548,796

	4,042,235	3,422,568	1,528,252	125,387

Long term
Investments abroad	54,108	54,310
Fixed income investments and debentures (net of
provision for probable losses and withholding income	89,660	90,180	125,660	125,673
tax)

	143,768	144,490	125,660	125,673

	4,186,003	3,567,058	1,653,912	251,060

Company’s management invests financial resources in exclusive Investment Funds, with daily liquidity, which are substantially comprised of Brazilian government bonds. Additionally, the Company’s foreign subsidiaries invest their financial resources basically in Time Deposits with first-tier banks overseas. On June 30, 2006, the Company maintained fund investments in Austrian Government bonds.

7. ACCOUNTS RECEIVABLE

	Consolidated		Parent Company

	6/30/2006	3/31/2006	6/30/2006	3/31/2006

Domestic market
Subsidiary companies			121,549	121,946
Other clients	794,519	873,956	475,788	577,512

	794,519	873,956	597,337	699,458
Foreign market
Subsidiary companies			465,397	1,018,621
Other clients	237,791	298,213	13,759	12,081
Exports Contract Advance (ACE)			(60,600)	(60,827)

	237,791	298,213	418,556	969,875
Allowance for doubtful accounts	(115,322)	(111,441)	(80,489)	(73,482)

	916,988	1,060,728	935,404	1,595,851

8. INVENTORIES

	Consolidated		Parent Company

	6/30/2006	3/31/2006	6/30/2006	3/31/2006

Finished products	371,461	350,175	211,622	190,590
Products in process	458,315	418,713	383,652	311,842
Raw materials	952,187	652,412	679,722	515,056
Supplies	416,383	381,068	342,274	320,430
Imports in progress	4,900	18,530	2,801	17,969
Provision for losses	(1,826)	(4,662)	(973)	(4,319)
Other	70,079	39,940	6,404

	2,271,499	1,856,176	1,625,502	1,351,568

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Consolidated		Parent Company

	6/30/2006	3/31/2006	6/30/2006	3/31/2006

Current assets
Income tax	275,338	381,241	247,175	351,989
Social contribution	64,931	88,871	54,796	78,337

	340,269	470,112	301,971	430,326

Long-term assets
Income tax	392,250	478,178	362,738	442,928
Social contribution	105,054	103,353	94,323	90,561

	497,304	581,531	457,061	533,489

Current liabilities
Income tax	135,325	126,645	135,325	126,645
Social contribution	48,717	45,592	48,717	45,592

	184,042	172,237	184,042	172,237

Long-term liabilities
Income tax	1,562,982	1,568,572	1,545,171	1,568,572
Social contribution	562,635	564,686	556,261	564,686

	2,125,617	2,133,258	2,101,432	2,133,258

	6/30/2006	3/31/2006	6/30/2006	3/31/2006

Income
Income tax	(182,769)	86,874	(156,522)	96,742
Social contribution	(22,053)	54,505	(12,630)	58,063

	(204,822)	141,379	(169,152)	154,805

The deferred income tax and social contribution of the parent company are shown as follows:

	6/30/2006				3/31/2006

	Income tax		Social contribution		Income tax		Social contribution

	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term

Assets
Non deductible provisions	152,210	262,008	54,796	94,323	217,603	247,006	78,337	90,561
Taxes under litigation		100,730				195,922
Tax losses	94,965				134,386

	247,175	362,738	54,796	94,323	351,989	442,928	78,337	90,561

Liabilities
IR/CSL on revaluation reserve	93,000	1,545,171	33,480	556,261	93,000	1,568,572	33,480	564,686
Other	42,325		15,237		33,645		12,112

	135,325	1,545,171	48,717	556,261	126,645	1,568,572	45,592	564,686

Deferred income tax arising from tax losses was set up based on CSN’s historical profitability and on projections of future profitability duly approved by the Company’s management bodies and the balance must be offset by the Company in 2006.

Following is the reconciliation between the income tax and social contribution of the parent company and the application of the effective rate on net income before Income tax (IRPJ) and Social Contribution (CSL) for the semester ended June 30, 2006:

		6/30/2006		6/30/2005

	IRPJ	CSL	IRPJ	CSL

Income before income tax (IR) and social contribution (CSL)	886,498	886,498	1,581,961	1,581,961
( - ) interest on own capital total expense	(90,494)	(90,494)	(116,455)	(116,455)

Income before IR and CSL - adjusted	796,004	796,004	1,465,506	1,465,506
- Rate	25%	9%	25%	9%

Total	(199,001)	(71,640)	(366,377)	(131,896)
Adjustments to reflect the effective rate:
Equity in the earnings of subsidiary and associated companies	44,582	16,049	(120,750)	(43,470)
Earnings from foreign subsidiaries	(42,325)	(15,237)	86,203	31,033
Other permanent additions (write-offs)	28,524	20,867	11,683	5,819

Parent company's current and deffered IR/CSL	(168,220)	(49,961)	(389,241)	(138,514)

Consolidated current and deferred IR/CSL	(260,836)	(77,370)	(452,029)	(156,105)

10. INVESTMENTS

a) Direct participations in subsidiaries and jointly-owned subsidiaries

	6/30/2006					3/31/2006

Companies	Number of shares		Direct Interest %	Net income (loss) for the period	Shareholder's equity (unsecured liability)	Direct Interest %	Net income (loss) for the period	Shareholder's equity (unsecured liability)

	Common	Preferred

Steel
GalvaSud	11,801,406,867		15.29	13,765	554,633	15.29	19,434	540,867
CSN I	9,996,751,600	1,200	100.00	4,648	553,193	100.00	9,511	548,545
INAL	421,408,393		99.99	9,650	607,642	99.99	14,027	462,157
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	2,752	108,660	99.99	3,477	105,909
INAL Nordeste	37,800,000		99.99	957	30,350	99.99	221	29,393
CSN Steel	480,726,588		100.00	18,326	1,314,733	100.00	259,856	1,291,444
CSN Overseas	7,173,411		100.00	10,648	1,016,847	100.00	20,627	1,009,117
CSN Panama	4,240,032		100.00	2,045	372,514	100.00	(9,771)	372,033
CSN Energy	3,675,319		100.00	(3,946)	401,009	100.00	(11,421)	406,434
CSN Export	31,954		100.00	173	93,527	100.00	6,525	93,709
CSN Islands VII	1,000		100.00	347	347	100.00	236	5
CSN Islands VIII	1,000		100.00	287	4,246	100.00	1,732	3,978
CSN Islands IX	1,000		100.00	(6,791)	13,434	100.00	(6,053)	20,257
CSN Islands X	1,000		100.00	(1,231)	(23,828)	100.00	(354)	(22,693)
Logistics
Itá Energética	520,219,172		48.75	7,791	559,377	48.75	5,645	551,586
MRS Logistica	188,332,667	151,667,333	32.93	114,485	842,113	32.93	98,411	727,628
Sepetiba Tecon	62,220,270		20.00	5,178	(1,937)	20.00	4,957	(7,115)
CFN	102,236,732		49.99	(17,457)	(69,919)	49.99	(16,140)	(118,392)
CSN Energia	1,000		99.90	209	208,479	99.90	581	208,285
Mining
ERSA	34,236,307		100.00	1,589	22,073	100.00	1,042	20,484
Cement
CSN Cimentos	376,337		99.99	(8,284)	(35,102)	99.99	(1,582)	1,682

b) Investment movement

	3/31/2006		6/30/2006

Companies	Initial investment balance	Balance of provision for losses	Addition (write-off))	Equity in the earnings of subsidiary and amortization(1	Goodwill assoc. companies	Final investment balance	Balance of provision for losses

Steel
GalvaSud	82,699			2,105		84,804
CSN I	548,545			4,648		553,193
INAL (2)	462,146		135,845	9,650		607,641
Cia. Metalic Nordeste	163,974			2,752	(8,297)	158,429
INAL Nordeste	29,393			957		30,350
CSN Steel	1,291,444			23,289		1,314,733
CSN Overseas	1,009,117			7,730		1,016,847
CSN Panama	372,033			481		372,514
CSN Energy	406,434			(5,425)		401,009
CSN Export	93,709			(182)		93,527
CSN Islands VII	5			342		347
CSN Islands VIII	3,978			268		4,246
CSN Islands IX	20,257			(6,822)		13,435
CSN Islands X		(22,693)		(1,135)			(23,828)

	4,483,734	(22,693)	135,845	38,658	(8,297)	4,651,075	(23,828)
Logistics
Itá Energética	268,898			3,798		272,696
MRS Logistica	239,620			37,702		277,322
Sepetiba Tecon		(1,423)		1,036			(387)
CFN (3)		(59,193)	32,966	(8,728)			(34,955)
CSN Energia	114,728			456		115,184

	623,246	(60,616)	32,966	34,264		665,202	(35,342)
Mining
ERSA	86,772			1,589	(4,058)	84,303

	86,772			1,589	(4,058)	84,303
Cement
CSN Cimentos	1,680			(36,783)			(35,103)

	1,680			(36,783)			(35,103)
	5,195,432	(83,309)	168,811	37,728	(12,355)	5,400,580	(94,273)

(1) This comprises the balance of the parent company’s equity in the earnings of subsidiary and associated companies. The balances of consolidated goodwill are shown in item (d) of this note.
(2) The addition refers to the capital increase amounting to R$135,834 with the issuance of 95,723,258 common shares, under credit assignment which CSN held against Cia Metalúrgica Prada.
(3) The addition refers to the capital increase amounting to R$32,966 with the issuance of 32,965,201 common shares, under advance capitalization for future capital increase.

c) Additional Information on the main investees

• GalvaSud

Incorporated in 1998, that initiated its operational activities in December 2000 and has as main purpose the operation of a galvanization line for hot immersion and weld laser lines to produce welded blanks directed to the automobile industry, as well as the operation of service centers for steel product processing.

On June 22, 2004, the subsidiary CSN I subscribed 8,262,865,920 common shares of GalvaSud’s capital, paid with credits related to the full payment of all financial debts of the

Company, and also acquired the totality of shares held by Thyssen-Krupp Stahl AG, which on that date was the holder of 49% of the stake in GalvaSud.

After the acquisition, CSN became the holder of a 15.29% participation on a direct basis and of an 84.71% participation on an indirect basis of GalvaSud’s capital stock, by means of its wholly-owned subsidiary CSN I.

• Itá Energética

Itasa (Itá Energética S.A.) holds a 60.5% stake in the Consortium Itá created for the exploration of Itá Hydroelectric Plant pursuant to the concession agreement as of December 28, 1995, and its addendum #1 dated as of July 31, 2000 and entered into between the consortium holders (Itasa and Centrais Geradora do Sul do Brasil - Gerasul, former name of Tractebel Energia S.A.) and the Brazilian Agency of Electric Energy - ANEEL.

CSN holds 48.75% of the subscribed capital corresponding to 48.75% of the total of common shares issued by Itasa, a Special Purpose Entity originally organized to make feasible the construction of UHE Itá, the contracting of supply of goods and services necessary to carry out the venture and the obtaining of financing by offering the corresponding guarantees.

• Indústria Nacional de Aços Laminados – INAL

Company based in Araucária, State of Paraná, with establishments in the States of São Paulo, Rio de Janeiro, Paraná, Rio Grande do Sul, Pernambuco and Minas Gerais, aims to reprocess and act as distributor of CSN’s steel products, acting as a service and distribution center.

• Cia Metalic Nordeste

Cia. Metalic Nordeste, acquired in 2002, is a company based in Maracanaú, State of Ceará, which has as main objective the manufacturing of steel packages and interest in other companies.

• MRS Logística

The Company’s main objective is to explore and develop cargo railroad public transport for the Southeast network.

MRS transports to Usina Presidente Vargas (UPV) steelworks in Volta Redonda the iron ore from Casa de Pedra and raw material imported through Sepetiba Port. It also links the UPV steelworks to the Rio de Janeiro and Santos ports and also to other load terminals in the State of São Paulo, CSN’s principal market.

• CFN

Acquired in 1997 through a privatization auction, it has as its main objective the exploration and development of the cargo railroad public transport service for the Northeast network.

• Sepetiba Tecon

Acquired in 1998, through a privatization auction, its objective is to exploit the No.1 Containers Terminal of the Sepetiba Port, located in Itaguaí, State of Rio de Janeiro. This terminal is connected to Presidente Vargas Plant by the Southeast railroad network.

• CSN Energia

Incorporated in 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN holds an interest in.

The Company maintains a balance receivable related to the energy sale trade under the scope of the Electric Power Trade Chamber (“Câmara de Comercialização de Energia Elétrica”) –CCEE, in the amount of R$82,541 on June 30, 2006 (R$85,608 on March 31, 2006), out of which R$10,431 is provisioned with the existence of judicial collection to defaulting customers.

From the balance receivable on June 30, 2006, the amount of R$59,129 (R$59,129 on March 31, 2005) is due by concessionaires with injunctions suspending the corresponding payments. The Company’s Management understands that an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the industry official entities.

• CSN Cimentos

In March 2005, the company previously named FEM – Projetos, Construções e Montagens changed its name to CSN Cimentos. Based in Volta Redonda, State of Rio de Janeiro, it is a business under implementation which will have as main purpose the production and trading of cement and it will use as raw material the blast furnace slag, which will be used for the production of clinker, raw material of cement.

• ERSA – Estanho de Rondônia

Acquired on April 7, 2005 for R$100,000, the Company, which is based in the State of Rondônia, has as its main purpose the extraction and processing of tin, which is one of the main raw materials used in CSN for the production of tin plates. In such acquisition, the Company recorded goodwill, as shown in item (d) of the present note.

• INAL Nordeste

In March 2005, the Company previously named CSC – Companhia Siderúrgica do Ceará changed its name to INAL Nordeste. Based in Camaçari, State of Bahia, the Company has as main purpose to reprocess and distribute CSN’s steel products, operating as a service and distribution center in the Northeast region.

• Cia Metalúrgica Prada

Acquired in June 2006 through the parent company INAL, Prada is a manufacturer of metallic packages, with branches in the South and Southeast regions of Brazil, and it produces more than 1 billion units per year. In such acquisition, the Company recorded goodwill, as shown in item (d) of this note.

d) Goodwill and other indirect interests

On June 30, 2006, the Company maintained on its consolidated balance sheet the amount of R$317,690 (R$252,049 on March 31, 2006), net of amortization mainly related to goodwill based on the expectation of future gains, with amortization estimated at five years.

	Balance on 3/31/2006	Additions	Amortizations	Balance on 6/30/2006	Investor

Investment goodwill:
GalvaSud	90,483		(6,960)	83,523	CSN I
Ersa	66,288		(4,059)	62,229	CSN
Metalic	58,076		(8,297)	49,779	CSN
Tangua / LLC	33,790		(3,384)	30,406	CSN Panama
Prada		96,772	(7,966)	88,806	INAL
Inal	3,412		(465)	2,947	CSN

	252,049	96,772	(31,131)	317,690

Other stakes:	1,320	713	(320)	1,713

	253,369	97,485	(31,451)	319,403

e) Additional information on indirect participations abroad

• CSN LLC

The company was incorporated in 2001 with the assets and liabilities of the extinguished Heartland Steel Inc. located in Terre Haute, State of Indiana – USA. It is a complex comprising cold rolling, hot coil pickled line and galvanization line.

The Company holds an indirect and wholly-owned stake in CSN LLC by means of the subsidiary CSN Panama.

• Lusosider

Lusosider Aços Planos was incorporated in 1996, providing continuity to Siderurgia Nacional - Empresa de Produtos Planos (flat products company), privatized on that date by the Portuguese Government. Located in Seixal, Portugal it is engaged in galvanization line and tin plates.

In 2003, the Company, through its subsidiary CSN Steel, acquired 912,500 shares issued by Lusosider Projectos Siderúrgicos, holder of Lusosider Aços Planos, which represents 50% of the total capital of Lusosider.

11. PROPERTY, PLANT AND EQUIPMENT

	Parent Company

	Effective rate for depreciation, depletion and amortization ( p.a. %)			6/30/2006	3/31/2006

		Reevaluated Cost	Accumulated depreciation, depletion and amortization	Net	Net

Machinery and equipment	7.37	11,341,561	(2,213,864)	9,127,697	9,240,328
Mines and mineral deposits	0.40	1,239,084	(16,025)	1,223,059	1,224,085
Buildings	4.00	929,323	(95,835)	833,488	831,368
Land		143,995		143,995	143,974
Other assets	20.00	202,612	(95,452)	107,160	106,018
Furniture and fixtures	10.00	99,619	(86,966)	12,653	13,286

		13,956,194	(2,508,142)	11,448,052	11,559,059

Construction in progress		691,331		691,331	474,319

		14,647,525	(2,508,142)	12,139,383	12,033,378

		Consolidated

		6/30/2006			3/31/2006

Machinery and equipment		12,457,644	(2,599,499)	9,858,145	9,866,008
Mines and mineral deposits		1,245,809	(16,025)	1,229,784	1,230,767
Buildings		1,460,474	(189,315)	1,271,159	1,281,771
Land		174,441		174,441	172,436
Other assets		834,573	(272,297)	562,276	546,862
Furniture and fixtures		116,270	(97,480)	18,790	18,953

		16,289,211	(3,174,616)	13,114,595	13,116,797

Construction in progress		805,129		805,129	547,986

		17,094,340	(3,174,616)	13,919,724	13,664,783

At the Extraordinary General Meetings held on December 19, 2002 and on April 29, 2003, the shareholders approved, based on paragraphs 15 and 17 of CVM Deliberation #183, appraisal reports outlined as follows, respectively:

a) CTE-II’s assets – steam and electric power generation thermal mill, located in the CSN’s Presidente Vargas plant in Volta Redonda, RJ. The report established an addition of R$508,434, composing the new amount of the assets.

b) Land, machinery and equipment, facilities, real properties and buildings, existing in the CSN´s Presidente Vargas, Itaguaí, Casa de Pedra and Arcos plants, in addition to the iron ore mine in Casa de Pedra. The report established an addition of R$4,068,559, composing the new amount of the assets.

Up to June 30, 2006, the assets provided as collateral for financial operations amounted to R$47,985.

Depreciation, depletion and amortization in the first half of 2006 amounted to R$350,709 (R$358,321 in the first half of 2005), R$345,059 (R$352,476 in the first half of 2005) of which was charged to production costs and R$5,650 (R$5,845 in the first half of 2005) charged to selling, general and administrative expenses (amortization of deferred charges not included).

On June 30, 2006, the Company had R$6,625,221 (R$6,718,826 on March 31, 2006) of revaluation of own net depreciation assets.

12. DEFERRED CHARGES

	Consolidated		Parent Company

	6/30/2006	3/31/2006	6/30/2006	3/31/2006

Information technology projects	153,293	153,293	153,293	153,293
( - ) Accumulated amortization	(125,149)	(119,956)	(125,149)	(119,956)
Expansion projects	192,267	188,942	192,267	188,942
( - ) Accumulated amortization	(77,153)	(69,615)	(77,153)	(69,615)
Pre-operating expenses	130,840	130,124
( - ) Accumulated amortization	(77,373)	(74,063)
Other projects	193,228	186,566	82,614	78,972
( - ) Accumulated amortization	(114,483)	(103,725)	(53,107)	(50,797)

	275,470	291,566	172,765	180,839

Information technology projects are represented by projects of automation and computerization of operating processes that aim to reduce costs and increase the competitiveness of the Company.

The expansion projects disclosed on June 30, 2006 are primarily related to the expansion of the production capacity of Casa de Pedra mine and to the enlargement of Sepetiba port for the outflow of part of such production.

Amortization of information technology projects and of other projects in the first half of 2006 amounted to R$30,005 (R$28,845 in the first half of 2005), R$23,970 (R$21,894 in the first half of 2005) of which are appropriated to production costs and R$6,035 (R$6,951 in the first half of 2005) to selling, general and administrative expenses.

13. LOANS, FINANCING AND DEBENTURES

	Consolidated				Parent Company

	Current Liability		Long-term liability		Current Liability		Long-term liability

	6/30/2006	3/31/2006	6/30/2006	3/31/2006	6/30/2006	3/31/2006	6/30/2006	3/31/2006

FOREIGN CURRENCY
Collected Short-term
Comercial Paper	818,110				818,110
Working Capital	664,687	657,340
	1,482,797	657,340			818,110
Collected Long-Term
Prepayment	143,233	125,182	1,242,619	1,278,684	397,934	512,037	2,692,700	2,119,403
Perpetual Bonds	32,555	32,677	1,623,225	1,629,300
Fixed Rate Notes	241,910	63,910	2,651,268	2,833,533	1,334,482	67,017	2,399,278	3,643,117
BNDES/Finame
Financed imports	53,835	56,130	229,835	242,259	41,054	43,197	199,312	209,748
Bilateral	22,608	43,580			22,608	43,580
Other	60,874	44,217	107,477	107,416	7,406	5,567	15,313	16,586
	555,015	365,696	5,854,424	6,091,192	1,803,484	671,398	5,306,603	5,988,854

	2,037,812	1,023,036	5,854,424	6,091,192	2,621,594	671,398	5,306,603	5,988,854

DOMESTIC CURRENCY
Collected Long-Term
BNDES/Finame	41,651	39,376	322,184	309,139
Debentures	765,653	744,170	1,027,244	429,312	715,456	697,573	890,196	288,169
Other	54,124	22,990	13,169	13,625	81,407	79,611	6,300	6,300

	861,428	806,536	1,362,597	752,076	796,863	777,184	896,496	294,469

Total Loans and Financing
	2,899,240	1,829,572	7,217,021	6,843,268	3,418,457	1,448,582	6,203,099	6,283,323

Derivatives	274,524	116,998			75,806	134,169

Total Loans and Financing
+ Derivatives	3,173,764	1,946,570	7,217,021	6,843,268	3,494,263	1,582,751	6,203,099	6,283,323

On June 30, 2006, the long-term amortization schedule, by year of maturity, is as follows:

	Consolidated		Parent Company

2007	167,104	2.32%	98,830	1.59%
2008	1,225,275	16.98%	1,437,421	23.17%
2009	356,810	4.94%	253,429	4.09%
2010	297,332	4.12%	922,635	14.87%
2011	246,831	3.42%	190,573	3.07%
After 2011	3,300,444	45.73%	3,300,211	53.20%
Perpetual Bonds	1,623,225	22.49%

	7,217,021	100.00%	6,203,099	100.00%

Interest is applied to loans and financing and debentures, at the following annual rates on June 30, 2006:

	Consolidated		Parent Company

	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency

Up to 7%	50,282	2,610,812	87,707	4,176,800
From 7.1 to 9%		695,120		1,990,332
From 9.1 to 11%	474,327	4,586,304	309,351	1,761,065
Over 11%	1,696,277		1,296,301
Variable		277,663		75,806

	2,220,886	8,169,899	1,693,359	8,004,003

		10,390,785		9,697,362

Breakdown of total debt by currency/index of origin:

	Consolidated		Parent Company

	6/30/2006	3/31/2006	6/30/2006	3/31/2006

Domestic Currency
CDI	13.03	8.46	13.37	8.75
IGPM	4.34	5.02	3.96	4.70
TJLP	3.58	4.07
IGP-DI	0.13	0.15	0.14	0.17
Other currencies	0.33	0.03
	21.41	17.73	17.47	13.62

Foreign Currency
US dollar	67.21	79.83	47.94	53.83
Yen	8.06	0.44	33.66	30.59
Euro	0.68	0.66	0.15	0.24
Other currencies	2.64	1.34	0.78	1.72
	78.59	82.27	82.53	86.38

	100.00	100.00	100.00	100.00

In July 2005, the Company issued through its subsidiary CSN Islands X Corp. perpetual securities amounting to US$750 million. These securities with indeterminate maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its par value after five (5) years, on the interest maturity dates.

On June 30, 2006, loans with certain agents contain certain restrictive clauses, which are being complied with.

The Company contracts derivatives operations, aiming at minimizing fluctuation risks in the parity between Real and another foreign currency.

The guarantees provided for loans comprise fixed assets items, bank guarantees, sureties and prepayment operations, as shown in the following table. This amount does not consider the guarantees provided to subsidiaries mentioned in note 16.

	6/30/2006	3/31/2006

Fixed Assets	47,985	47,985
Personal Guarantee	98,147	118,199
Imports	240,366	252,945
Prepayment	3,090,634	2,631,440

	3,477,132	3,050,569

Amortizations and funding held by the Company’s subsidiaries in the current year are as follows:

Amortizations

Subsidiary	Description	Principal	Maturity	Interest
		(US$ million)		rate (p.a.)

CSN Export	Securitization	14	Feb and May / 2006	7.28%

Funding

Subsidiary	Description	Principal	Issuance	Term	Maturity	Interest
		(US$ million)				rate (p.a.)

Steel	Revolving Credit Facility	US$ 300	Feb / 2006	6 months	Aug / 2006	5.97%

The funds raised in the operations were used in working capital, increasing the company’s liquidity.

14. DEBENTURES

Second issuance

As approved at the Board of Directors Meeting held on October 21 and ratified on December 5, 2003, the Company issued, on December 1, 2003, 40,000 registered, non-convertible debentures, unsecured and without preference in one single tranche, for the unit face value of R$10. The referred debentures were issued for the total amount of R$400,000, whereas the credits generated in the negotiations with the financial institutions were received on December 9 and 10, 2003, amounting to R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded under Shareholders’ Equity as Capital Reserve, subsequently used for cancellation of treasury shares.

Interest applied to the face value balance of these debentures represents 107% of the CDI Cetip, and the maturity of the face value is scheduled for December 1, 2006.

Third issuance

As approved at the Board of Directors Meeting held on December 11 and ratified on December 18, 2003, the Company issued, on December 1, 2003, 50,000 registered and non-convertible debentures, unsecured and without preference in two tranches, for the unit face value of R$10. Such debentures were issued for the total value of issue of R$500,000. The credits from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting to R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation was recorded in Shareholders’ Equity as Capital Reserve, subsequently used for cancellation of treasury shares.

The balance of the face value of the 1st tranche incurs compensation interest corresponding to 106.5% of Cetip’s CDI. The face value of the 2nd tranche is adjusted by the IGP-M plus compensation interest of 10% p.a.. The maturity of the 1st tranche is scheduled for December 1, 2006 and of the 2nd tranche for December 1, 2008.

Fourth issuance

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, in the unit face value of R$10. Such debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006 amounting to R$623,248. The difference of R$23,248, resulting from the variation of the unit price between the issuance date and the effective negotiation was recorded in Shareholders’ Equity as Capital Reserve.

Compensation interest is applied to the face value balance of these debentures, representing 103.6% of the CDI Cetip, and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

15. FINANCIAL INSTRUMENTS

General considerations

The Company’s business includes flat steel products to supply domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas steelwork needs. The main market risk factors that can affect the Company’s business are as follows:

Exchange rate risk

Most of the revenues of the Company are in Brazilian Reais and, on June 30, 2006, R$7,892,236 (R$7,114,228 on March 31, 2006) of the Company’s consolidated debt of loans and financing were denominated in foreign currency. As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations which affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts, as well as investing a great part of its cash and funds available in securities remunerated by U.S. dollar exchange variation.

Credit risk

The credit risk exposure with financial instruments is managed through the restriction of counterparts in derivative instruments to large financial institutions with high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company neither maintains nor issues financial instruments with commercial aims. The selection of customers as well as the diversification of its accounts receivable and the control on sales financing terms by business segments are procedures adopted by CSN to minimize problems with its trade partners. Since part of the Companies’ funds available is invested in

Brazilian government bonds, there is exposure to the credit risk with the government. The amount invested in such instruments on June 30, 2006, was R$945,046 (R$465,804 on March 31, 2006).

The financial instruments recorded in the Parent Company’s balance sheet accounts on June 30, 2006, whose market value differs from the book value, are as follows:

	Book Value	Market Value

Loans and financing (short and long term)	9,697,362	9,930,906

On June 30, 2006, the consolidated position of outstanding derivative agreements was as follows:

	Agreement		Market value

	Maturity	Notional amount

Variable income swap (*)	7/28/2006	US$ 49,223 thousand	R$ 564,486

Derivatives from interest listed at BM&F (DI) -	Jan/2007	R$ 1,000,000 thousand	Daily adjusted at market
contracted by exclusive funds	Jan/2008	R$ 1,730,000 thousand	Daily adjusted at market

Exchange derivatives listed at BM&F ( Future Dollar,	Aug/06	US$ 506,250 thousand	Daily adjusted at market
SCC and DDI) - contracted by exclusive funds)

Exchange options	1/2/2007	US$ 300,000 thousand	R$ 2,310

Exchange swaps registered with CETIP (contracted by	Jan/07	US$ 203,428 thousand	(R$ 65,757)
exclusive funds)	Jul/06	US$ 980,000 thousand	(R$ 153,725)

Yen swap	Dec/06	JPY 43,230,000 thousand	(R$46,909)

(*) Refers to non cash swap which, at the end of the contract, the counterpart shall remunerate at the variation of equity assets, as long as the Company’s subsidiary, CSN Steel, undertakes to remunerate the same reference updated value at the pre-fixed rate of 7.5% per annum.

Market value

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets on June 30, 2006, for financial transactions with similar features, such as: volume of the transactions and rates and maturity dates.

Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all the transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

16. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities, in the amount of R$5,507.6 million, for guarantees provided:

	In millions

Companies	Currency	6/30/2006	3/31/2006	Maturity	Conditions

CFN	R$	18.0	18.0	Indeterminate	BNDES loan guarantees
CFN	R$	23.0	23.0	Indeterminate	BNDES loan guarantees
CFN	R$	24.0	24.0	11/13/2009	BNDES loan guarantees
CFN	R$	20.0	20.0	Indeterminate	BNDES loan guarantees
CFN	R$	19.2	19.2	Indeterminate	BNDES loan guarantees
CFN	R$	50.0	50.0	Indeterminate	BNDES loan guarantees
CSN Cimentos	R$	27.0	27.0	9/15/2006	Guarantee for execution of outstanding debt with INSS
INAL	R$	2.8	2.8	Indeterminate	Suretyship in guarantee for tax foreclosure
INAL	R$	6.1	6.1	Indeterminate	Suretyship in guarantee for tax foreclosure
INAL	R$	0.7	0.7	Indeterminate	Suretyship in guarantee for tax foreclosure
Exclusive Fund	R$	50.0	50.0	7/3/2006	Suretyship in guarantee for transaction margins at the BM&F

Total in R$		240.8	240.8

CSN Iron	US$	79.3	79.3	6/1/2007	Promissory note of Eurobond operation
CSN Islands VII	US$	275.0	275.0	9/12/2008	Guarantee by CSN in Bond issuance
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee by CSN in Bond issuance
CSN Islands IX	US$	400.0	400.0	1/15/2015	Guarantee by CSN in Bond issuance
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee by CSN in Bond issuance
CSN Steel	US$	20.0	20.0	10/29/2009	Guarantee by CSN in Bond issuance
CSN Steel	US$	300.0	300.0	12/23/2008	Guarantee by CSN under loan as "secured account"

INAL	US$	1.4	1.4	3/26/2008	Personal guarantee in equipment financing
Sepetiba Tecon	US$	16.7	16.7	9/15/2012
					Personal guarantee in equipment financing and terminal implementation
CSN, LLC	US$	31.6		8/1/2006	Suretyhship in guarantee for the issuance of import letter of CSN LLC
CSN, LLC	US$	9.5		10/2/2006	Suretyhship in guarantee for the issuance of import letter of CSN LLC

Total in US$		2,433.5	2,392.4

17. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving a large number of actions, claims and complaints. Details on the amounts provided and their respective judiciary deposits related to those claims are shown below:

			6/30/2006			3/31/2006

	Judicial	Contingent	Net	Judicial	Contingent	Net
	deposits	liability	Contingencies	deposits	liability	Contingencies

Labor	(19,820)	25,819	5,999	(17,934)	26,259	8,325
Civil	(9,475)	13,281	3,806	(8,969)	13,281	4,312
Environmental	(138)	36,132	35,994	(138)	27,557	27,419
Tax	(280,020)	3,416,379	3,136,359	(316,368)	3,432,323	3,115,955

Parent Company	(309,453)	3,491,611	3,182,158	(343,409)	3,499,420	3,156,011

Consolidated	(343,869)	3,621,926	3,278,057	(374,988)	3,580,551	3,205,563

Short Term		38,990	38,990		39,431	39,431
Long Term	(309,453)	3,452,621	3,143,168	(343,409)	3,459,989	3,116,580

Parent Company	(309,453)	3,491,611	3,182,158	(343,409)	3,499,420	3,156,011

Short Term		44,825	44,825		45,198	45,198
Long Term	(343,869)	3,577,101	3,233,232	(374,988)	3,535,353	3,160,365

Consolidated	(343,869)	3,621,926	3,278,057	(374,988)	3,580,551	3,205,563

The provision for contingencies estimated by the Company’s Management was substantially based on the appraisal of its tax and legal advisors. Such provision is only recorded for lawsuits classified as probable losses. Additionally, it includes tax liabilities stemming from actions taken by Company’s initiative, which are maintained and increased by Selic interest rates.

The Company is defending itself in other judicial and administrative proceedings (labor, civil, tax and environmental) in the approximate amount of R$1.9 billion. According to the Company’s legal counsel, there is a possible risk of losing these lawsuits, and therefore they were not provided for in accordance with accounting practices adopted in Brazil.

a) Labor Litigation Dispute:

On June 30, 2006, CSN was defendant in 7,281 labor claims (7,541 claims on March 31, 2006), which required a provision in the amount of R$25,819 (R$26,259 on March 31, 2006). Most of the lawsuits are related to joint and/or subsidiary responsibility, wages equalization, additional payment for unhealthy and hazardous activities, overtime and differences related to the 40% fine over FGTS (severance pay), and due to government’s economic policies.

The increase in labor claims as from 2004 is due to the request for the difference of 40% fine on the FGTS deposited amounts, in view of the understated inflation imposed by economic plans. The matter is still controversial, pending a uniform understanding.

The lawsuits related to subsidiary responsibility originate from the non-payment by the contracting companies of their labor obligations, which results in the inclusion of CSN in the lawsuits, as defendant, to honor on a subsidiary basis the payment of such obligations.

The number of lawsuits originated from subsidiary responsibility has decreased due to the procedures adopted by the Company in order to inspect and assure compliance with the wages and social charges payments, through the Contract Follow-up Center since 2000.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in which the Company is involved. Such proceedings, in general, are originated from occupational accidents and diseases related to industrial activities of the Company. For all these disputes, the Company accrued the amount of R$13,281 on June 30, 2006 (R$13,281 on March 31, 2006).

c) Environmental Actions:

On June 30, 2006, the Company recorded a provision of R$36,132 (R$27,557 on March 31, 2006) for investment in environmental recovery expenditures.

d) Tax Litigation Dispute:

• Income Tax and Social Contribution

(i) The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to Consumer Price Index – IPC understated inflation, which occurred in January and February 1989, by a percentage of 51.87% (“Plano Verão”).

In 2004, the proceeding was concluded and judgment was made final and unappealable, granting to CSN the right to apply the index of 42.72% (Jan/89), of which the 12.15% already applied should be deducted. The application of 10.14% (Feb/89) was deferred. The proceeding is now under accounting inspection.

On June 30, 2006, the Company recorded R$361,928 (R$361,928 on March 31, 2006) as judicial deposit and a provision of R$20,892 (R$60,573 on March 31, 2006), which represents the portion not recognized by the courts.

(ii) In February 2003, the tax authorities assessed the Company for the calculation of prior years’ IRPJ and CSL for compensating taxable losses over the limit of 30% of taxable income as provided for by law.

On August 21, 2003 a decision was rendered by the second panel of the Federal Revenue Office in Rio de Janeiro that cancelled such tax assessment, being the Company assessed again, by the tax authorities, for the same matter, in November 2003. The Company filed a refutation of this Assessment Notice which was not accepted in the lower court, was accepted in the appellate court on April 26, 2006, and such Tax Assessment was judged favorable to CSN, but the respective final court decision has not been published yet.

In March 2006, the Company kept provision related to items remaining from the second Tax Assessment amounting to R$197,463, and in June 30, 2006 the balance is zero.

(iii) The Company filed an action questioning the assessment of Social Contribution on Income on export revenues, based on Constitutional Amendment #33/01 and in March 2004 the

Company obtained an initial decision authorizing the exclusion of export revenues from said calculation basis, as well as the offsetting of amounts paid on these revenues as from 2001. The lower court decision was favorable and the proceeding is waiting for trial of the appeal filed by the Federal Government in the Regional Federal Court. On June 30, 2006, the amount of suspended liability and the offset credits based on the referred proceedings was R$640,271 (R$604,048 on March 31, 2006), which is added by the Selic rate.

• PIS/COFINS – Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including the financial revenue of the Company. On June 30, 2006, provision amounts to R$306,074 (R$299,455 on March 31, 2006), which includes legal charges.

In February 1999, the Company obtained a favorable decision in the lower court. However, the 2nd Regional Federal Court reversed the favorable decision. Later on, the Company appealed against this decision in the Supreme Court of Justice and is currently waiting for trial.

• CPMF

The Company questioned the CPMF requirement since the promulgation of the Constitutional Amendment #21/99. On May 31, 2006, an unfavorable decision to the Company was disclosed, and the referred proceeding was closed on June 30, 2006, when the Company settled the obligation related to the referred tax. On March 31, 2006, the Company maintained a provision in the amount of R$392,801.

• CIDE – Intervention Contribution in the Economic Domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain on the amounts paid, credited or remitted to non-resident beneficiaries, as royalties or remuneration of supply contracts, technical assistance, trademark license agreement and exploration of patents.

The Company recorded court deposits and its corresponding provision in the amount of R$23,061 on June 30, 2006 (R$22,924 on March 31, 2006), which include legal charges.

The lower court decision was unfavorable and the proceeding is currently under judgment at the 2nd Regional Federal Court.

• Education Salary

The Company discussed the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was judged unfounded, and the Superior Court maintained its unfavorable decision, judgment made final and unappealable.

In view of this fact, the Company attempted to pay the amount due, and FNDE and INSS did not reach an agreement as to whom the amounts should be paid. A fine was also demanded, to CNS’ disagreement.

The Company filed new proceedings to question related to the above-mentioned facts and deposited in court the amounts due. In the first lawsuit, the 1st degree sentence was partially in favor of CSN, with the fine being disregarded but not the SELIC rate. We presented counter-arguments to the defendant’s appeal and appealed in relation to the SELIC rate. No judgment has been made regarding the other lawsuits.

The provision on June 30, 2006 amounts to R$33,121 (R$33,121 on March 31, 2006).

• SAT - Workers’ Compensation Insurance

The Company understands that it must pay the “SAT” at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount provided as of June 30, 2006 totals R$85,663 (R$81,083 on March 31, 2006), which includes legal charges.

The lower court decision was unfavorable and the proceeding is under judgment of TRF of the 2nd Region. Given the new understanding adopted by the Courts, the Company’s lawyers deem as probable the possibility of loss.

• IPI (Excise Tax) presumed credit on inputs

The Company brought an action pleading the right to the IPI presumed credit on the acquisition of exempted, immune, non-taxed inputs, or taxed at zero rate and in May 2003 an initial decision was obtained authorizing the use of said credits. This action is currently waiting for the sentence in lower court.

On June 30, 2006, the provision related to the total credits already offset and recorded under the Company’s liabilities amounted to R$895,687 (R$731,457 on March 31, 2006), adjusted by the Selic rate.

• IPI premium credit over exports

The Company brought an action claiming the right to the IPI premium credit on exports from 1992 to 2002 and in March 2003 a favorable decision was obtained authorizing the use of said credits. The Regional Federal Court - Appellate Court maintained the favorable decision for CSN.

Currently, CSN is waiting for the action to be redirected to the STF/STJ to have the argued appeal filed by the Internal Revenue Service.

On June 30, 2006, the provision referring to the total of credits already offset amounted to R$1,361,335 (R$963,296 on March 31, 2006), adjusted by the Selic rate.

• Other

The Company also made provision for several other lawsuits in respect of FGTS LC 110, COFINS Law 10,833/03, PIS Law 10,637/02 and PIS/COFINS Manaus Free-Trade Zone, in the amount of R$50,275 on June 30, 2006 (R$46,102 on March 31, 2006), which includes legal charges.

18. SHAREHOLDERS’ EQUITY

	Paid-in capital stock	Reserves	Retained earnings	Treasury Shares	Total shareholders' equity

BALANCES ON 12/31/2005	1,680,947	5,491,854		(637,611)	6,535,190

Realization of revaluation reserve, net
of income tax and social contribution		(57,632)	57,632
Proposed interest on own capital (R$0.17014 per share)			(43,796)		(43,796)
Treasury shares				(39,110)	(39,110)
Net income for the quarter			298,028		298,028

BALANCES ON 3/31/2006	1,680,947	5,434,222	311,864	(676,721)	6,750,312

Realization of revaluation reserve, net
of income tax and social contribution		(61,780)	61,780
Proposed interest on own capital (R$0.18141 per share)			(46,698)		(46,698)
Goodwill on debenture issuance		23,248			23,248
Prepaid dividends (R$1.61219 per share)			(415,000)		(415,000)
Net income for the quarter			370,289		370,289

BALANCES ON 6/30/2006	1,680,947	5,395,690	282,235	(676,721)	6,682,151

i. Paid-in capital stock

On July 7, 2005, at an Extraordinary Annual Meeting, CSN approved the cancellation of 14,849,099 shares held in treasury, with no reduction in the capital stock. The Company’s fully subscribed and paid-in capital stock of R$1,680,947 was then divided in 272,067,946 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

ii. Revaluation reserve

This reserve covers revaluations of the Company’s fixed assets approved by the Shareholder’s Extraordinary General Meeting held December 19, 2002, and April 29, 2003, which were intended for determining adequate amounts for the Company’s fixed assets at market value, pursuant to the CVM Deliberation #288, dated December 3,1998. The objective of such procedure is for the financial statements to reflect assets value closer to their replacement value.

Pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, a provision for deferred social contribution and income tax was set up based on the balance of the revaluation reserve (except land), which is classified as a long-term liability.

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

iii. Treasury shares

The Board of Directors approved on May 25, 2005 for a period of 360 days the purchase of 15,000,000 shares of the Company to be held in treasury and subsequent sale and/or cancellation. Such authorization for repurchase finished on May 26, 2006, and treasury shares position on June 30 was as follows:

Number of shares purchased (in units)	Total value paid for shares				Market value of shares on 6/30/2006 (*)
		Share unit cost

		Minimum	Maximum	Average

14,654,500	676,721	35.88	56.58	46.18	1,026,987

(*) Average price of shares on 6/30/06 at the unit value of R$70.08 per share.

While held in treasury, the shares will have no proprietorship or political rights.

iv. Ownership structure

On June 30, 2006, the Company’s capital stock was comprised as follows:

	Number of shares

	Common	Total % of	Outstanding
		shares	Shares %

Vicunha Siderurgia S.A.	116,286,665	42.74%	45.18%
BNDESPAR	17,085,986	6.28%	6.64%
Caixa Beneficente dos Empregados da CSN - CBS	11,831,289	4.35%	4.60%
Sundry (ADR - NYSE)	52,129,613	19.16%	20.25%
Other shareholders (approximately 10 thousand)	60,079,893	22.08%	23.33%

Outstanding shares	257,413,446	94.61%	100.00%
Treasury shares	14,654,500	5.39%

Total shares	272,067,946	100.00%

v. Investment policy and payment of interest on own capital/dividends

On December 13, 2000, CSN’s Board of Directors decided to adopt a policy of profit distribution, which, by observing the provisions of Law 6,404/76, altered by Law 9,457/97 implies the distribution of all the Company’s net profit to the shareholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

19. INTEREST ON OWN CAPITAL

The calculation of interest on own capital is based on the change in the Long-Term Interest Rates over shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of accumulated profits and profit reserves, and the higher between two limits may be used, pursuant to the prevailing laws.

In compliance with CVM Deliberation 207, as of December 31, 1996 and fiscal rules, the Company opted to record the interest on own capital the amount of R$90,494 in the first half of 2006 as counter entry of the financial expenses account, and revert it on the same account, not been shown on the income statement and not generating effects on net income after IRPJ/CSL, except as to the fiscal effects, these recognized under income tax and social contribution. The

Company’s management shall propose that the amount of interest on own capital be attributed to the mandatory minimum dividend.

20. NET REVENUES AND COST OF GOODS SOLD

	Consolidated

	6/30/2006			6/30/2005

	Tonnes Unaudited (thousand)	Net revenue	Cost of Goods Sold	Tonnes Unaudited (thousand)	Net revenue	Cost of Goods Sold

Steel Products
Domestic Market	1,291	2,304,681	1,511,787	1,664	3,454,671	1,389,373
Foreign Market	639	975,771	862,731	670	1,328,145	1,049,723
	1,930	3,280,452	2,374,518	2,334	4,782,816	2,439,096

Other sales
Domestic Market		549,144	318,182		564,562	364,279
Foreign Market		41,553	5,790		60,300	6,824

		590,697	323,972		624,862	371,103

	1,930	3,871,149	2,698,490	2,334	5,407,678	2,810,199

					Parent Company

	6/30/2006			6/30/2005

	Tonnes Unaudited (thousand)	Net revenue	Cost of Goods Sold	Tonnes Unaudited (thousand)	Net revenue	Cost of Goods Sold

Steel Products
Domestic Market	1,318	2,189,598	1,543,304	1,762	3,487,173	1,648,473
Foreign Market	432	533,737	499,243	527	873,288	568,832

	1,750	2,723,335	2,042,547	2,289	4,360,461	2,217,305

Other sales
Domestic Market		169,545	111,909		229,120	138,886
Foreign Market		7,737	5,790		17,526	6,824

		177,282	117,699		246,646	145,710

	1,750	2,900,617	2,160,246	2,289	4,607,107	2,363,015

21. CONSOLIDATED REVENUES AND INCOME BY BUSINESS SEGMENT

The disclosure by business segment followed the concept suggested by CVM, providing the means to evaluate the performance in all of the Company’s business segments.

	6/30/2006

	Steel	Mining	Logistics and Cement	Total

Net revenues from sales	3,474,984	86,115	310,050	3,871,149
Cost of goods and services sold	(2,418,001)	(44,243)	(236,246)	(2,698,490)

Gross income	1,056,983	41,872	73,804	1,172,659
Operating Income (Expenses)
Selling	(198,325)		(8,174)	(206,499)
Administrative	(144,249)	(199)	(34,983)	(179,431)
Other operating expenses, net	551,028	(30)	(6,345)	544,653

	208,454	(229)	(49,502)	158,723
Net financial result	(530,630)	2	(23,339)	(553,967)
Exchange and monetary variations, net	346,257		(62)	346,195
Equity accounting	(35,360)			(35,360)

Operating Income	1,045,704	41,645	901	1,088,250
Non-operating income	(254)		92	(162)

Income before income tax
and social contribution	1,045,450	41,645	993	1,088,088
Income tax and social contribution	(322,613)	(14,159)	(1,434)	(338,206)

Net income (loss) for the period	722,837	27,486	(441)	749,882

22. FINANCIAL RESULTS AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company

	6/30/2006	6/30/2005	6/30/2006	6/30/2005

Financial expenses:
Loans and financings - foreign currency	(333,595)	(359,654)	(16,796)	(100,767)
Loans and financings - domestic currency	(110,352)	(90,729)	(109,743)	(86,021)
Related parties			(204,831)	(155,169)
PIS/COFINS on financial revenues	(76,932)	(11,526)	(76,932)	(11,204)
Interest, fines and interest on arrears (fiscal)	(57,859)	(113,960)	(54,159)	(109,811)
CPMF	63,083	(55,477)	56,221	(48,377)
Other financial expenses	(66,582)	(73,702)	(5,695)	(6,550)

	(582,237)	(705,048)	(411,935)	(517,899)

Financial revenues:
Related parties			6,189
Exchange Swap	(99,050)	(174,660)	(390,972)	(288,756)

Yield on marketable securities, net of provision for losses	92,718	218,594	15,281	223
Other income	34,602	99,748	17,434	33,742

	28,270	143,682	(352,068)	(254,791)

Net financial income	(553,967)	(561,366)	(764,003)	(772,690)

Monetary variations:
- Assets	1,807	7,038	796	6,518
- Liabilities	(35,137)	(15,012)	(30,020)	(12,563)

	(33,330)	(7,974)	(29,224)	(6,045)

Exchange Variations:
- Assets	(212,674)	(250,517)	(132,539)	(111,238)
- Liabilities	592,199	501,827	644,513	1,040,676

	379,525	251,310	511,974	929,438

Net monetary and exchange variations	346,195	243,336	482,750	923,393

23. OTHER OPERATING REVENUES

On January 22, 2006 an accident involving Blast Furnace number 3 took place, mainly affecting the powder collecting system and temporarily interrupting the equipment production. The Company has an insurance policy for loss of profits and equipment in the maximum amount of US$750 million. The cause of the accident had its coverage by the policy expressly recognized by the insurance companies, and Management believes that this amount is enough to recover any losses resulting from the accident.

Thus, the Company, based on studies and calculations prepared by independent consultants, hired by the insurance company, recorded in other operating income, in conservative basis, the amount of R$669,832 as indemnity estimate of loss of profits up to June 30, 2006.

Up to the closing date of this report the Company had received the partial payment of US$75 million on the account of this accident.

The equipment is going through final repairs and a commissioning phase, and it should reach its full production capacity in the first fifteen days of August 2006, and in July it already produced 76% of its capacity.

24. STATEMENT OF VALUE-ADDED

	Parent Company

	R$ million

	6/30/2006	6/30/2005

Revenue
Sales of products and services	3,646	5,781
Allowance for doubtful accounts	(10)	(2)
Non-operating income		(7)

	3,636	5,772

Input purchased from third parties
Raw material used up	(1,108)	(1,228)
Cost of goods and services	(450)	(540)
Materials, energy, third-party services and other	400	(219)

	(1,158)	(1,987)

Gross value-added	2,478	3,785

Retentions
Depreciation, amortization and depletion	(403)	(395)

Net produced value-added	2,075	3,390

Value-added transferred
Equity accounting	108	(515)
Financial income/ Exchange variation	(483)	(360)

	(375)	(875)

Total value-added to distribute	1,700	2,515

VALUE-ADDED DISTRIBUTION
Staff and charges	242	243
Taxes, charges and contributions	1,075	1,740
Interest and exchange variation	(285)	(522)
Interest on own capital/ dividends	505	116
Retained earnings in the period	163	938

	1,700	2,515

25. EMPLOYEES’ PENSION FUND

(i) Private Pension Administration

The Company is the principal sponsor of the CSN employees’ pension fund ("Caixa Beneficente dos Empregados da CSN” - CBS), a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to those of the official Pension Plan. CBS congregates CSN employees, of CSN related companies and the entity itself, provided they sign the adherence agreement.

(ii) Characteristics of the plans

CBS has three benefit plans, as follows:

35% of average salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (related to length of service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant’s salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan and it also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make thirteen contributions per year, being the same number of benefits paid. This plan became inactive on October 31, 1977, when the new benefit plan began, and it is in process of extinction.

Supplementary average salary plan

It is a defined benefit plan (BD), which began on November 1, 1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life-long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. This plan became inactive on December 26, 1995, because of the combined supplementary benefits plan creation.

Combined supplementary benefit plan

Begun on December 27, 1995, it is a combined plan, being a Defined Contribution (CD) related to the retirement and a defined benefit (BD), in relation to other risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling thirteen per year. Upon retirement of the participant, the plan becomes a defined benefit plan and thirteen benefits are paid per year.

On June 30 and March 31, 2006, the plans are presented as follows:

	6/30/2006	3/31/2006

Members	19,244	18,978

In activity	8,380	8,069
Retired employees	10,864	10,909

Distribution of members by benefit plan

35% of Average Salary Plan	5,467	5,523
Active	16	17
Beneficiaries	5,451	5,506

Supplementary Average Salary Plan	5,009	5,032
Active	39	40
Beneficiaries	4,970	4,992

Combined Supplementary Benefits Plan	8,768	8,423
Active	8,325	8,012
Beneficiaries	443	411

Linked beneficiaries:	5,451	5,405

35% of average salary plan	4,122	4,101
Supplementary average salary plan	1,264	1,246
Combined supplementary benefits plan	65	58

Total members (beneficiaries)	24,695	24,383

(iii) Actuarial liability

According to the official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002, a proposal was approved for refinancing of reserves to amortize the sponsors’ responsibility in 240 monthly and successive installments, monetarily indexed by INPC + 6% p.a., starting June 28, 2002.

The agreement foresees the installments prepayment in case of cash necessity in the defined benefit plan and the incorporation to the updated debit balance the eventual deficits/surplus under the sponsors’ responsibility, so as to preserve the plans’ balance without exceeding the maximum period of amortization provided for by the agreement.

(iv) Actuarial Liabilities

As provided by CVM Deliberation 371, as of December 13, 2000, approving the NPC 26 of IBRACON – “Employee’s Benefit Accounting” that established new calculation and disclosure accounting practices, the Company’s management and its external actuaries calculated the assessment of the effects arising from this practice, and records are kept in conformity with the report dated January 10, 2006.

Actuarial Liability Recognition

The Company’s Management decided to recognize the actuarial liability adjustment in the results for the period of five years, from January 1, 2002, being appropriated in the half ended on June 30, 2006, the amount of R$32,315 (R$12,578 in 2005), in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON approved by the CVM Deliberation 371/2000, which, added to related disbursements, totaled R$56,370 in June 2006 (R$39,476 in 2005).

The balance of the provision for coverage of the actuarial liability on June 30, 2006 amounts to R$255,715.

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve insufficiency was deducted from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in court this amortizing contribution, but the Company, based on its legal and actuarial advisers’ opinion understands that such amortizing contribution was duly approved by the “Secretaria da Previdência Complementar” – SPC and consequently, is legally due by the participants.

In addition, in the case of “Plano Milênio” (Mixed Plan of Supplementary Benefit), of defined contribution, which shows net asset and where the sponsor’s contribution corresponds to an equal counterpart of the participants’ contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor’s contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount of R$3,984 in 2006 (R$3,621 in 2005).

Main actuarial assumptions adopted in the actuarial liability calculation

Methodology used	Projected credit unit method
Nominal discount rate for actuarial liability	11.3% p.a. (6% actual and 5% inflation)
Expected yield rate over plan assets	11.3% p.a. (6% actual and 5% inflation)
Estimated salary increase index	INPC + 1% (6.05%)
Estimated benefits increase index	INPC + 0% (5.00%)
Estimated inflation rate in the long-term	INPC + 0% (5.00%)
Biometric table of overall mortality	UP94 with 2 years of aggravation and separated by sex for the BD plans and without aggravation for the CD plan
Biometric table for disability	Winklevoss
Expected turnover rate	2% p.a.
Probability of starting retirement	100% in the first eligibility to a full benefit by the Plan

CSN does not have obligations on other post-employment benefits.

25. SUBSEQUENT EVENTS

• Lusosider

CSN entered into a Purchase and Sale Agreement with Corus Group Plc. on May 9, 2006 with the purpose of acquiring the full control of Lusosider Projectos Siderúrgicos by the amount of EUR$25 million. This acquisition was subject to analysis and approval of the Competition Authority, which at the beginning of July 2006 authorized the acquisition process. The closure of the operation between CSN and Corus Group Plc did not take place up to the closure of this quarterly information.

• Strategic alliance with Wheeling-Pittsburgh Steel

By means of two notices to the market, published in the press on July 20 and August 3, the Company revealed the main terms of a possible merger of assets of its wholly-owned subsidiary CSN LLC with Wheeling Pittsburgh, in the United States of America. In addition to the merger between the referred companies, the Company would invest US$225 million as a financing convertible into shares and would enter into a long-term agreement for the supply of plates in exchange for a 49.5% stake in the new company to be established.

This strategic alliance may bring benefits to both companies by means of the integration of know-how, guaranteed and sustainable access in the long-term to key inputs, improvement in the portfolio of products offered in the North American market, strategic investments in Wheeling Pittsburgh to improve competitiveness and solid financial support of CSN to Wheeling.

The purpose of the alliance is to change the combined entities into a true world class company, of low steel production cost and capacity to compete in regional and global basis.

• Dividends

On August 3, 2006, the Company’s Board of Directors approved the distribution of early dividends, on the account of profit reserves in the amount of R$333,000, corresponding to R$1.29364.

SEE ITEM 08.01:

“COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER”

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 06/30/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- Code	2- Description	3- 06/30/2006	4- 03/31/2006
1	Total Assets	25,161,092	23,561,302
1.01	Current Assets	9,083,267	7,727,828
1.01.01	Cash and Cash Equivalents	156,528	212,564
1.01.02	Credits	916,988	1,060,728
1.01.02.01	Domestic Market	794,519	873,956
1.01.02.02	Foreign Market	237,791	298,213
1.01.02.03	Allowance for Doubtful Accounts	(115,322)	(111,441)
1.01.03	Inventories	2,271,499	1,856,176
1.01.04	Other	5,738,252	4,598,360
1.01.04.01	Marketable Securities	4,042,235	3,422,568
1.01.04.02	Income Tax and Social Contribution Recoverable	36,334	33,528
1.01.04.03	Deferred Income Tax	275,338	381,241
1.01.04.04	Deferred Social Contribution	64,931	88,871
1.01.04.05	Prepaid Expenses	82,136	38,857
1.01.04.06	Required Insurance	636,226	176,616
1.01.04.07	Other	601,052	456,679
1.02	Long-Term Assets	1,563,228	1,623,757
1.02.01	Sundry Credits	29,659	31,925
1.02.01.01	Loans – Eletrobras	29,659	31,925
1.02.02	Credits with Related Parties	52,759	64,972
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	52,759	64,972
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	1,480,810	1,526,860
1.02.03.01	Deferred Income Tax	392,250	478,178
1.02.03.02	Deferred Social Contribution	105,054	103,353
1.02.03.03	Judicial Deposits	341,036	301,355
1.02.03.04	Marketable Securities Receivable	159,558	187,785
1.02.03.05	PIS/PASEP Recoverable	29,028	28,363
1.02.03.06	Prepaid Expenses	87,210	88,792
1.02.03.07	Marketable Securities	143,768	144,490
1.02.03.08	Other	222,906	194,544
1.03	Permanent Assets	14,514,597	14,209,717
1.03.01	Investments	319,403	253,368
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	317,659	252,017
1.03.01.03	Other Investments	1,744	1,351
1.03.02	Property, Plant and Equipment	13,919,724	13,664,783
1.03.02.01	In Operation, Net	12,940,154	12,944,361
1.03.02.02	In Construction	805,129	547,986
1.03.02.03	Land	174,441	172,436
1.03.03	Deferred charges	275,470	291,566

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1- Code	2- Description	3- 06/30/2006	4- 03/31/2006
2	Total Liabilities	25,161,092	23,561,302
2.01	Current Liabilities	5,480,598	4,263,689
2.01.01	Loans and Financing	2,408,111	1,202,400
2.01.02	Debentures	765,653	744,170
2.01.03	Suppliers	1,256,491	1,031,361
2.01.04	Taxes, Charges and Contributions	696,574	595,476
2.01.04.01	Salaries and Social Contributions	103,679	80,063
2.01.04.02	Taxes Payable	408,853	343,176
2.01.04.03	Deferred Income Tax	135,325	126,645
2.01.04.04	Deferred Social Contribution	48,717	45,592
2.01.05	Dividends Payable	92,342	431,179
2.01.06	Provisions	44,825	45,198
2.01.06.01	Contingencies	44,825	45,198
2.01.07	Debt with Related Parties	0	0
2.01.08	Other	216,602	213,905
2.02	Long-Term Liabilities	13,010,512	12,570,071
2.02.01	Loans and Financing	6,189,777	6,413,956
2.02.02	Debentures	1,027,244	429,312
2.02.03	Provisions	5,358,849	5,293,623
2.02.03.01	Contingencies	3,577,101	3,535,353
2.02.03.02	Judicial Deposits	(343,869)	(374,988)
2.02.03.03	Deferred Income Tax	1,562,982	1,568,572
2.02.03.04	Deferred Social Contribution	562,635	564,686
2.02.04	Debt with Related Parties	0	0
2.02.05	Other	434,642	433,180
2.02.05.01	Accounts Payable - Subsidiaries	11,841	28,323
2.02.05.02	Provision for Pension Fund	255,715	239,612
2.02.05.03	Other	167,086	165,245
2.03	Deferred Income	5,930	6,005
2.04	Minority Participations	0	0
2.05	Shareholders’ Equity	6,664,052	6,721,537
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserve	23,248	0
2.05.03	Revaluation Reserve	4,398,642	4,460,422
2.05.03.01	Own Assets	4,398,289	4,460,069
2.05.03.02	Subsidiaries/Affiliates	353	353
2.05.04	Profit Reserves	234,330	234,330
2.05.04.01	Legal	336,189	336,189
2.05.04.02	Statutory	0	0

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1- Code	2- Description	3- 06/30/2006	4- 03/31/2006
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special For Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	(101,859)	(101,859)
2.05.04.07.01	For Investments	637,611	637,611
2.05.04.07.02	Treasury Shares	(676,721)	(676,721)
2.05.04.07.03	Unrealized Income	(62,749)	(62,749)
2.05.05	Retained Earnings/Accumulated Loss	326,885	345,838

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 04/01/2006 to 06/30/2006	4- 01/01/2006 to 06/30/2006	5- 04/01/2005 to 06/30/2005	6- 01/01/2005 to 06/30/2005
3.01	Gross Revenue from Sales and/or Services	2,413,126	4,821,983	3,148,919	6,726,550
3.02	Deductions from Gross Revenue	(494,924)	(950,834)	(603,510)	(1,318,872)
3.03	Net Revenue from Sales and/or Services	1,918,202	3,871,149	2,545,409	5,407,678
3.04	Cost of Goods and/or Services Sold	(1,481,707)	(2,698,490)	(1,330,622)	(2,810,199)
3.04.01	Depreciation and Amortization	(218,267)	(451,395)	(211,263)	(436,761)
3.04.02	Other	(1,263,440)	(2,247,095)	(1,119,359)	(2,373,438)
3.05	Gross Profit	436,495	1,172,659	1,214,787	2,597,479
3.06	Operating Income/Expenses	91,337	(84,409)	(476,003)	(846,745)
3.06.01	Selling	(93,086)	(206,499)	(139,798)	(277,427)
3.06.01.01	Depreciation and Amortization	(2,804)	(5,275)	(2,464)	(4,818)
3.06.01.02	Other	(90,282)	(201,224)	(137,334)	(272,609)
3.06.02	General and Administrative	(98,266)	(179,431)	(87,142)	(163,057)
3.06.02.01	Depreciation and Amortization	(10,317)	(20,598)	(12,424)	(22,109)
3.06.02.02	Other	(87,949)	(158,833)	(74,718)	(140,948)
3.06.03	Financial	(101,138)	(207,772)	(213,784)	(318,030)
3.06.03.01	Financial Income	51,633	28,270	(246,530)	143,682
3.06.03.02	Financial Expenses	(152,771)	(236,042)	32,746	(461,712)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	85,660	346,195	405,446	243,336
3.06.03.02.02	Financial Expenses	(238,431)	(582,237)	(372,700)	(705,048)
3.06.04	Other Operating Income	502,755	703,009	7,196	20,579
3.06.05	Other Operating Expenses	(94,357)	(158,356)	(46,010)	(92,667)
3.06.06	Equity pick-up	(24,571)	(35,360)	3,535	(16,143)
3.07	Operating Income	527,832	1,088,250	738,784	1,750,734

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1- Code	2- Description	3- 04/01/2006 to 06/30/2006	4- 01/01/2006 to 06/30/2006	5- 04/01/2005 to 06/30/2005	6- 01/01/2005 to 06/30/2005
3.08	Non-Operating Income	(363)	(162)	(5,726)	(6,566)
3.08.01	Income	19,101	19,158	78	151
3.08.02	Expenses	(19,464)	(19,320)	(5,804)	(6,717)
3.09	Income before Taxes/Participations	527,469	1,088,088	733,058	1,744,168
3.10	Provision for Income Tax and Social Contribution	76,227	(133,384)	(473,140)	(749,513)
3.11	Deferred Income Tax	(194,232)	(204,822)	159,284	141,379
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.14	Minority Participations	0	0	0	0
3.15	Income (Loss) for the Period	409,464	749,882	419,202	1,136,034
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	257,413	257,413	270,158	270,158
	EARNINGS PER SHARE	1.59069	2.91315	1.55169	4.20507
	LOSS PER SHARE

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION	Date: 06/30/2006	Accounting Practices
QUARTERLY INFORMATION		Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Output

     The low level of crude steel output in the second quarter resulted from the shut-down of Blast Furnace 3 as a result of the accident on January 22. However, the blast furnace 3 recommenced operations on June 23, going through commissioning stage during the month of July, when it reached 76% of its total capacity, and shall reach normal production levels by mid-August, when the recovery and commissioning stage will be over.

     Rolled volume staged a recovery, climbing by 9% over the 1Q06 results, thanks to the use of slabs acquired on the market to partially offset the shortage triggered by the accident.

     In the first half, crude and rolled steel output fell 63% and 27% year-on-year, respectively, once again explained by the above-mentioned incident.

Output (in thousand tonnes)	2Q05	1Q06	2Q06	Accumulated
				2005	2006
Usina Presidente Vargas (UPV)
Crude Steel	1,362	540	393	2,529	934
Rolled Products*	1,096	751	815	2,142	1,566
CSN Paraná*	33	77	67	88	143
GalvaSud*	82	57	46	159	103

*Products delivered for sale

Sales

     Although the accident undoubtedly hit sales volume, in comparison to the previous quarter, domestic sales grew by 14% and exports suffered a 37% drop.

     In turn, coated products’ share of total sales, was 52% in the second quarter and 55% accumulated year-to-date.

     The Company maintained its segment market shares compared to the previous three months. The variation in the Distribution and Construction sectors was only one percentage point each, from 28% to 29% and from 36% to 37%, respectively. The share of home appliances and OEMs remained flat at 33%, as did the Auto industry’s at 13%.

Prices

     In the second quarter, average steel prices increased worldwide and remained high throughout, thanks to the continuing imbalance between supply and demand in Europe and the US. Other contributing factors included low distribution and service-center inventories and higher raw-material costs, especially zinc. All in all, we expect the upward price trend to last through the third quarter.

     Domestic-market prices are also expected to increase, since demand should remain firm until the end of the year, especially in the auto sector. The industry reached record production levels in May, which pushed up demand for galvanized products. July’s results were equally encouraging and above expectations as the sector experienced its best sales figures since mid-1997, when they reached record levels in Brazil.

     CSN’s prices remained flat in the second quarter compared to the previous three months. The slight turndown of 3% on the domestic market was caused by specification variations in each product line, while the 4% upturn in export tags followed the international trend.

     In July, CSN implemented prices increases by 8% for hot and cold-rolled and by 12% for galvanized, followed by a 9% hike for tin plate hike in August.

Net Revenue

     Although average 2Q06 prices were higher than in the previous three months, the increase was not enough to offset the lower sales volume caused by the problems with the Blast Furnace 3, which explains the 2% quarter-over-quarter slide in net revenue.

Production Costs (parent company)

     As a result of the accidental stoppage, Blast Furnace 3 remained out of operations for almost the entire second quarter, and the consequent purchase of third party slabs at a US$380/t CIF average cost at Sepetiba and US$400/t CIF at Usina is the main factor for the increase of CSN’s total production costs by 33% over the 1Q06. In the year-on-year comparison, there was a 3% decline, since the increase in raw-material costs was more than offset by the decrease in general manufacturing costs (lower materials, supplies and maintenance consumption) Raw-material costs increased by 100% over the 1Q06 and 17% over the 2Q05, due to the higher consumption of slabs acquired from third parties, which jumped from 88,000 tonnes in the 1Q06 to 529,000 in the 2Q06, although this was partially offset by reduced consumption of other raw materials.
     In comparison with the first quarter, the highlights were the increase in the costs of zinc (R$17 million), slab purchases (R$390 million) and labor (R$24 million), the latter influenced by the shift allowance and the pay rise following the 2006/2007collective agreement in May. Compared to the 2Q05, these variations came to +R$22 million, +R$469 million and +R$4 million, respectively.
     As for the main raw materials, the average price of coal dropped from US$138/t, in the 1Q06, to US$136/t in the 2Q06, although this was higher than the 2Q05 average of US$112/t. The average coal and coke inventory cost, totaled US$126/t and US$217/t, respectively, in June. It is worth emphasizing that no acquired coke was consumed in the second quarter.

Other Operating Income (and information on insurance BF 3)

     The main operating income item was record for lost profit. In the second quarter, this record totaled R$493 million, giving R$670 million year-to-date.
     Immediately after the accident in BF 3, to provide arguments for an advance request, FIPECAFI (institution hired by the lead insurer of our insurance policy – Unibanco AIG) estimated, based on extremely conservative assumptions, a compensation of US$330 million related to lost profits only. The insurance claim was recognized by insurers, by IRB (Brazilian Reinsurance Institute) and by foreign reinsurance companies. FIPECAFI and Unibanco AIG recognizes the conservative feature of this preliminary estimate, and as BF 3 resumes operations and financial results of the company are released, the final number will be calculated and the final request for regulation will be made to insurance companies and related insurers. The maximum limit for the compensation policy is of US$750 million, including lost profits and material damages.
     It is worth to mention that up to now, CSN received US$75 million from insurance companies.

EBITDA

     Second-quarter EBITDA totaled R$477 million. If we include the provisions for lost profits, the figure came to R$924 million, 2.4% lower than the 1Q06. Year-to-date EBITDA, with the provisions, stood at R$1.9 billion.
     It is important to mention that the company has not calculated the adjusted EBITDA margins, since the provision for lost profits was not accounted separately in the respective lines affected by the insurance (Net Revenue and Cost of Goods Sold), but only in Other Operating Expenses. Thus the adjustment would result in a distorted figure.

EBITDA Change (consolidated)	2Q06 x	2Q06 x
	1Q06	2Q05
EBITDA (ch. %)	-39.5	-60.7
*Adjusted EBITDA (ch. %)	-2.4	-23.9

*EBITDA including the provisions for loss of earnings.

Net Financial Result and Debt

     Second-quarter net debt increased by R$1.0 billion quarter-over-quarter, due to R$802 million in dividend and interest on equity payments, period investments of R$485 million and R$173 million in the cost of debt. As a result, the net debt/EBITDA ratio – using 2005 EBTIDA, which was not affected by any non recurring event - climbed from 1.09x in 1Q06 to 1.32x in 2Q06.

     In the 2Q06, gross debt increased in both short and long term financing, with special highlight to the 4th debenture issue in the amount of R$600 million. The average accumulated cost of debt was 7% p.a. in Brazilian Reais, or 41% of the CDI, and the average maturity was 10.3 years.

Income Taxes

     Second quarter income taxes totaled R$118 million, R$102 million less than in the previous three months due to reduced income in the period and lower losses from the exchange variation on the net equity of offshore companies.

Net Income

     Net income increased by 20% over the 1Q06, mainly due to the reduction of income tax and social contribution expenses.

Capex

     Quarterly investments amounted to R$485 million, R$96 million of which went to projects related to the Casa de Pedra expansion (mine and port), R$162 million to repairs, maintenance and technological updates, R$52 million to MRS, and R$105 million related to Metalúrgica Prada acquisition. Year-to-date investments totaled R$735 million.

Working Capital

     Working capital increased by R$100 million, quarter over quarter, mainly due to the increase in inventories (slab acquisitions), partially offset by the reduction in accounts receivable and the increase in suppliers line (also due to slab acquisitions).

			R$ million
Account	1Q06	2Q06	Change
Assets	3,130	3,345	-215
Cash equivalents	213	157	+56
Accounts receivable	1.061	917	+144
Domestic Market	874	795	+81
Export Market	298	238	+60
Allowance for doubtful accounts	(111)	(115)	+4
Inventory	1,856	2,271	-415
Liabilities	1,454	1,769	+315
Suppliers	1,031	1,256	+225
Wages and Social Contribution	80	104	+24
Tax payable	343	409	+66
Working Capital	(1,676)	(1,576)	-100

Capital Markets

     CSN’s shares appreciated by 7% in the second quarter, following the 43% appreciation in the first three months. This appreciation occurred despite the unfavorable international scenario, with interest rate hikes in the US and Europe offsetting the positive developments in the steel market, with strong demand, high prices and several mergers and acquisitions.

Capital Markets - CSNA3/SID

	2Q05	3Q05	4Q05	1Q06	2Q06
N# of shares	286,917,045	272,067,946	272,067,946	272,067,946	272,067,946

Market Capitalization
Closing price (R$/share)	34.22	46.74	45.41	64.99	69.50
Closing price (US$/share)	24.30	16.30	23.25	21.05	31.70
Market Capitalization (R$ million)	9,817	12,716	12,355	17,682	18,909
Market Capitalization (US$ million)	4,177	5,722	5,278	8,140	8,737

Variation
CSNA3 (%)	(29.6)	36.6	(2.8)	43.1	6.9
SID (%)	0.8	(32.9)	42.6	(9.5)	50.6
Ibovespa - index	25,051	31,583	33,455	37,951	36,630
Ibovespa - variation (%)	(4.4)	26.1	5.9	13.4	(3.5)

Volume
Average daily (n# of shares)	1,039,721	869,511	825,845	844,315	695,989
Average daily (R$ Thousand)	48,460	39,741	37,706	50,665	48,106
Average daily (n# of ADR´s)	815,547	812,392	773,876	1,007,920	1,042,424
Average daily (US$ Thousand)	15,283	15,715	15,384	27,910	32,878

Source: Economática

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	15.24
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173	7,173

02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	19.70
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727	480,727

04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	6.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		3,675	3,675

06	IND. NAC. DE AÇOS LAMINADOS – INAL	02.737.015/0001-62	PRIVATE SUBSIDIARY	99.99	9.10
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		421,366	325,685

07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		376	376

08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.63
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,293	92,283

09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.45
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		37,796	37,796

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	5.58
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		4,240		4,240

11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.90	3.12
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

13	CSN I	04.518.302/0001-07	PRIVATE SUBSIDIARY	100.00	8.29
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		9,996,753		9,996,753

14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	15.29	8.31
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1,804,435		1,804,435

16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	20.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		12,444		12,444

17	COMPANHIA FERROVIÁRIA DO NORDESTE-CFN	02.281.836/0001-37	PRIVATE SUBSIDIARY	49.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		51,118		18,152

18	ITÁ ENERGÉTICA	01.355.994/0002-02	PUBLICLY-TRADED SUBSIDIARY	48.75	0.08
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,607		253,607

09.01 - EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

19	MRS LOGÍSTICA	01.417.222/0001-77	PUBLICLY-TRADED SUBSIDIARY	32.93	12.62
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		111,968		111,968

27	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	1.40
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		32		32

28	CSN ISLANDS VII	05.918.539/0001-48	PRIVATE SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1

29	CSN ISLANDS VIII	06.042.103/0001-09	PRIVATE SUBSIDIARY	100.00	0.06
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

30	CSN ISLANDS IX	07.064.261/0001-14	PRIVATE SUBSIDIARY	100.00	0.20
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

31	ERSA - ESTANHO DE RONDÔNIA	00.684.808/0001-35	PRIVATE SUBSIDIARY	100.00	0.33
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		34,236		34,236

32	CSN ISLANDS X	. . / -	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	02
2 - No. ORDER	2
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/020
4 - REGISTRY DATE AT CVM	12/8/2003
5 - ISSUED SERIES	UN
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - MATURITY DATE	12/1/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	107% CDI CETIP
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14-AMOUNT ISSUED (Thousands of Reais)	400,000
15-AMOUNT OF SECURITIES ISSUED (UNIT)	40,000
16 - OUTSTANDING SECURITIES (UNIT)	40,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	12/1/2006

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	03
2 - No. ORDER	3
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/022
4 – REGISTRY DATE AT CVM	12/19/2003
5 - ISSUED SERIES	1A
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - EXPIRATION DATE	12/1/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	106.5% CDI CETIP
12 – PREMIUM/NEGATIVE GOODWILL
13 – NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	250,000
15- AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	25,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	12/1/2006

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	04
2 - No. ORDER	3
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2003/023
4 - REGISTRY DATE AT CVM	12/19/2003
5 - ISSUED SERIES	2A
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	12/1/2003
9 - EXPIRATION DATE	12/1/2008
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	IGPM + 10% p.a.
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	250,000
15- AMOUNT OF SECURITIES ISSUED (UNIT)	25,000
16 - OUTSTANDING SECURITIES (UNIT)	25,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	12/1/2006

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	05
2 - No. ORDER	4
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/011
4 - REGISTRY DATE AT CVM	4/28/2006
5 - ISSUED SERIES	UN
6 - TYPE OF ISSUANCE	COMMON
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	2/1/2006
9 - EXPIRATION DATE	2/1/2012
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	103.6% CDI CETIP
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	600,000
15- AMOUNT OF SECURITIES ISSUED (UNIT)	60,000
16 - OUTSTANDING SECURITIES (UNIT)	60,000
17 - TREASURY SECURITIES (UNIT)	0
18 - CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	8/1/2006

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 06/30/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

15.01 – INVESTMENT PROJECTS

OPERATING INVESTMENTS

Expenditures made in the first half of 2006, with the main investment projects in implementation were as follows:

	Up to 06/30/2006
Description	R$ thousand

	In the year	Accumulated

Sepetiba Project – Port Expansion	101,594	322,308
Mine Project – Casa de Pedra Mine Expansion	32,559	52,932
Supply replacement main engines LTF#3	9,225	11,724
Campaign Extension of regenerator AF2	7,940	8,238
Carcass change of converter	2,296	7,516
Campaign Extension of Batteries #4A, 4B and 5	3,743	7,267
Revamp of Gas System 1 – Phase II	2,340	5,693
Campaign Extension of Battery 1	2,497	5,534
Revamp of lime furnace 3	21	4,066
Repair and Modification of Torpedo Cars	409	2,431
Increase capacity of railcar fleet	385	2,131
Control engine start exhaustion sinter		2,087
Drawdown wells	708	1,896
Revamp of regenerators 1 to 2 of AF2		1,883
Drainage and change in the slope geometry of the mine	330	1,774
Increase of the Casa de Pedra barrier 920 m	1,264	1,646
Cold pellet process development		1,604
Water Purification System of Converter B	523	1,568
Construction of barriers in the Casa de Pedra mine		1,401
Migration of mail to exchange 2003		1,387
Replacement of supervising system of LTF3	117	1,243
Replacement of reducers and Lame hooks		1,193
Construction of pile deep drain Vila Batateiro	(32)	1,087
Revamp in Sinter 2		1,068
Change of the supervising system of LTF1	61	1,021
Electromechanical Revamp in Torpedo Cars	138	1,007
Capitation of benzene steam of tanks		437
Laboratory Resources		395
Regenerators Thermal Isolation AF3		260

	166,087	452,796

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 06/30/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

     Companhia Siderúrgica Nacional
Statements of Cash Flows
For the periods ended on June 30, 2006 and 2005
(In thousands of reais)

	Consolidated		Parent Company

	2006	2005	2006	2005

Cash flow from operating activities
Net income for the period	749,882	1,136,034	668,317	1,054,206
Adjustments to reconcile the net income for the period
with the resources from operating activities:
- Net monetary and exchange variations	(525,230)	(807,416)	(521,643)	(1,096,643)
- Provision for loan and financing charges	421,970	454,844	338,087	345,655
- Depreciation, depletion and amortization	477,267	463,687	403,144	394,890
- Write-off of permanent assets	21,786	9,666	7,410	6,467
- Equity accounting and amortization of goodwill and negative goodwill	35,360	16,143	(109,824)	515,543
- Deferred income tax and social contribution	204,822	(141,380)	169,153	(154,806)
- Swap Provision	(151,831)	142,717	(63,592)	143,797
- Provision for actuarial liability	32,315	12,578	32,315	12,578
- Provision for insurance claims AF3	(636,226)		(636,226)
- Provision for contingencies	(190,766)		(185,283)
- Other provisions	(22,252)	68,951	(18,512)	60,395
	417,097	1,355,824	83,346	1,282,082
(Increase) decrease in assets:
- Accounts receivable	443,370	(351,605)	827,068	(129,251)
- Inventories	(362,088)	277,629	(226,989)	196,559
- Judicial deposits
- Credits with subsidiaries			102,880	6,652
- Recoverable taxes	(107,525)	(41,461)	(130,609)	(47,903)
- Other	20,160	(56,436)	(79,908)	(105,453)
	(6,083)	(171,873)	492,442	(79,396)
Increase (decrease) in liabilities
- Suppliers	14,261	255,836	(40,030)	379,755
- Salaries and payroll charges	18,294	11,866	7,565	9,342
- Taxes	192,014	386,130	161,378	405,417
- Accounts payable - Subsidiaries			(67,055)	(356,960)
- Contingent liabilities net of judicial deposits	537,327	188,337	478,854	182,969
- Other	(212,535)	(97,577)	(26,138)	(47,424)
	549,361	744,592	514,574	573,099
Net resources from operating activities	960,375	1,928,543	1,090,362	1,775,785

Cash Flow from investing activities
Investments	(86,420)	(81,349)	(179,897)	(101,097)
Property, plant and equipment	(725,506)	(373,875)	(477,337)	(270,343)
Deferred assets	(9,392)	(17,417)	(7,870)	(17,357)
Net resources used on investing activities	(821,318)	(472,641)	(665,104)	(388,797)

Cash Flow from financing activities
Financial Funding
- Loans and Financing	1,928,637	2,453,457	1,530,251	1,465,582
- Debentures	600,000		600,000
	2,528,637	2,453,457	2,130,251	1,465,582
Payments
- Financial Institutions
- Principal	(393,577)	(835,203)	(426,022)	(438,495)
- Charges	(344,242)	(335,852)	(277,792)	(319,406)
- Dividends and interest on own capital	(1,736,750)	(2,268,419)	(1,736,750)	(2,268,419)
- Treasury stocks	(39,110)	(304,748)	(39,110)	(304,748)
	(2,513,679)	(3,744,222)	(2,479,674)	(3,331,068)
Net resources from (to) financing activities	14,958	(1,290,765)	(349,423)	(1,865,486)

Increase in cash and marketable securities	154,015	165,137	75,835	(478,498)
Cash and marketable securities, beginning of period	3,495,799	3,325,969	1,495,795	1,957,276
Cash and marketable securities (except for derivatives), end of period	3,649,814	3,491,106	1,571,630	1,478,778

     Companhia Siderúrgica Nacional
Statements of Changes in Financial Positions
For the periods ended on June 30, 2006 and 2005
(In thousands of reais)

	Consolidated		Parent Company

	2006	2005	2006	2005

SOURCES OF FUNDS
Funds provided by operations
Net income for the period	749,882	1,136,034	668,317	1,054,206
Expenses (income) not affecting net working capital
Monetary and exchange variation and long term accrued charges (net)	(372,660)	(551,340)	(458,575)	(935,786)
Equity accounting and amortization of goodwill and negative goodwill	35,360	16,143	(109,824)	515,543
Write-offs from permanent assets	21,786	9,666	7,410	6,467
Depreciation, depletion and amortization	477,267	463,687	403,144	394,890
Deferred income tax and social contribution	8,505	(87,634)	(26,233)	(109,296)
Provision for contingencies PIS/COFINS/CPMF	22,317	61,508	(29,550)	61,508
Employees’ pension fund provision	32,315	14,591	32,315	12,578
Deferred income variation	(151)	(3,933)
Other	(2,776)	98,677	(6,705)	96,181
	971,845	1,157,399	480,299	1,096,291

Dividends and interest on own capital of subsidiaries			4,467	27,175

Other
Resources from loans and financing	755,643	1,123,808	777,055	1,121,392
Debenture Issuance	600,000		600,000
Decrease in other long-term assets	246,152	33,102	56,103	28,534
Increase in other long-term liabilities	372,353	135,011	340,874	74,938
	1,974,148	1,291,921	1,774,032	1,224,864

TOTAL SOURCES OF FUNDS	2,945,993	2,449,320	2,258,798	2,348,330

USES OF FUNDS
Funds used in permanent assets
Investments	86,420	81,349	179,897	101,097
Property, plant and equipment	725,506	373,875	477,337	270,343
Deferred assets	9,392	17,417	7,870	17,357
	821,318	472,641	665,104	388,797
Other
Dividends and Interest on own capital	505,493	116,455	505,493	116,455
Treasury stocks	39,110	304,748	39,110	304,748
Transfer of loans and financing to short term	910,290	277,331	1,509,449	248,229
Increases in long-term assets	112,789	140,861	41,134	148,843
Decreases in long-term liabilities	298,748	125,312	155,384	59,704
	1,866,430	964,707	2,250,570	877,979
TOTAL USES OF FUNDS	2,687,748	1,437,348	2,915,674	1,266,776

INCREASE (DECREASE) IN NET WORKING CAPITAL	258,245	1,011,972	(656,876)	1,081,554

NET WORKING CAPITAL VARIATIONS
Current Assets
At end of the period	9,083,267	8,661,953	5,603,694	5,861,851
At beginning of the period	8,164,081	8,608,514	5,545,203	6,440,179
	919,186	53,439	58,491	(578,328)
Current Liabilities
At end of the period	5,480,598	5,205,129	6,016,224	4,571,695
At beginning of the period	4,819,657	6,163,662	5,300,857	6,231,577
	660,941	(958,533)	715,367	(1,659,882)
INCREASE (DECREASE) IN NET WORKING CAPITAL	258,245	1,011,972	(656,876)	1,081,554

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	Date: 06/30/2006	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

SPECIAL REVIEW REPORT

To the Stockholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1. We have conducted a special review on the Quarterly Information (ITRs) of COMPANHIA

SIDERÚRGICA NACIONAL, which includes the individual and consolidated balance sheets as of June 30, 2006, the related statements of income for the quarter and semester ended on that date, the performance report and the relevant information, presented in accordance with the accounting practices adopted in Brazil, prepared under the responsibility of the Company’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Auditors - IBRACON, together with the Federal Accounting Council, and mainly comprised: (a) inquiries and discussions with the administrators responsible for the accounting, financial and operating areas of the Company and its subsidiaries, as to main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that have or may have significant effects on the Company’s and its subsidiaries financial position and operations.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards issued by Comissão de Valores Mobiliários - CVM, specifically applicable to the preparation of mandatory Quarterly Information.

4. Our special review was conducted for the purpose of issuing a report on the Quarterly Information referred to in paragraph (1) above, taken as a whole. The Supplementary Information referring to the Value-Added Statement, the Statements of Changes in Financial Position and of Cash Flows are presented for the purposes of allowing additional analyses and are not required as part of the mandatory Quarterly Information. These statements were reviewed by us according to the review procedures mentioned in paragraph (2) above, and based on our special review are fairly stated, in all its material aspects, in relation to the Quarterly Information taken as a whole.

5. The individual and consolidated balance sheets as of March 31, 2006, presented for comparative purposes, were reviewed by us, and our report, dated May 9, 2006, was unqualified. The statements of the individual and consolidated results for the quarter and semester ended on June 30, 2005, presented for comparative purposes, were reviewed by us, and our report, dated July 29, 2005, contains emphasis as to the realization of the amounts receivable relating to the transactions of sale of energy made within the Scope of the Wholesale Energy Market – MAE.

Rio de Janeiro, August 4, 2006.

DELOITTE TOUCHE TOHMATSU	José Carlos Monteiro
Auditores Independentes	Accountant
CRC-SP 011609/O-S-RJ	CRC-SP 100597/O-S-RJ

TABLE OF CONTENTS

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	46
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	47
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	48
07	01	CONSOLIDATED STATEMENT OF INCOME	50
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	52
09	01	EQUITY IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES	61
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	64
15	01	INVESTMENT PROJECTS	68
16	01	OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY	69
17	01	SPECIAL REVIEW REPORT	71
		CSN OVERSEAS
		CSN STEEL
		CSN ENERGY
		IND. NAC. DE AÇOS LAMINADOS - INAL
		CSN CIMENTOS
		CIA METALIC DO NORDESTE
		INAL NORDESTE
		CSN PANAMA
		CSN ENERGIA
		CSN I
		GALVASUD
		SEPETIBA TECON
		COMPANHIA FERROVIÁRIA DO NORDESTE-CFN
		ITÁ ENERGÉTICA
		MRS LOGÍSTICA
		CSN EXPORT
		CSN ISLANDS VII
		CSN ISLANDS VIII
		CSN ISLANDS IX
		ERSA – ESTANHO DE RONDÔNIA
		CSN ISLANDS X	/71

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.